SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Lima, Peru, May 05, 2016 – Credicorp (NYSE:BAP) announced its unaudited results for the first quarter of 2016. These results are consolidated and reported in Soles according to IFRS.

First Quarter Results 2016

Credicorp reported net income of S/795.6 million in 1Q16, which represented an ROAE and ROAA of 19.4% and 2.0% respectively. After extracting the translation loss of S/ 27.6 million (net of tax), the result shows net recurring income of S/823.3 million. This represented growth of +7.0% QoQ and +18.3% YoY and recurring ROAE and ROAA of 20.2% and 2.1% respectively.

The main factors that explain 1Q16’s results are:

•                The +1.3% QoQ and +12.1% YoY expansion in quarter-end loan balances, which represented growth, adjusted for the exchange rate, of +2.3% QoQ and +9.2% YoY. The QoQ increase in loans was led by the Corporate Banking, SME-Business and Mortgage segments.

•               The -1.5% QoQ decrease in net interest income (NII) was due to a drop in income from forwards and a slight contraction in interest income on loans, all of which were accentuated by higher interest expenses on deposits. In the YoY evolution, which does not include the seasonal effect on loans, NII reported a +9.0% increase due to higher interest income from Mibanco and BCP Stand-alone, which in turn offset the lower income in the forward business.

•                The net interest margin (NIM) was 5.33%, which represented a -22 bps contraction QoQ and -40 bps YoY, which was mainly due to (i) the increase in interest expenses in a scenario marked by an upward trend in rates; (ii) loan expansion, mainly in low-margin segments such as Wholesale Banking and Mortgage; and (iii) the strategy to improve the risk profile, which implied an interest rate reduction. The last factor was reflected in a less significant drop in NIM after provisions of -5 bps QoQ and -3 bps YoY.

•                The contraction in net provisions of -9.8% QoQ and -9.7% YoY was due to low growth in gross provisions for loan losses and to an increase in reversals of provisions, which was in line with an improvement in the quality of new vintages in the Mibanco, SME-Pyme and Wholesale Banking portfolios. The cost of risk fell, situating at 1.98%, which was much lower than the 2.23% reported in 4Q15 and the 2.46% observed in 1Q15.

•                The -3.3% QoQ decrease in non-financial income was associated with lower fee income and a decrease in gains on foreign exchange transactions. YoY, non-financial income fell -13.2% due to lower gains on FX transactions. Nevertheless if we remove the effect of non-recurring income in 1Q15, the result increases +0.5% AaA.

•                The insurance underwriting result fell -11.5% QoQ, which was due mainly to an increase in the acquisition cost in the Property & Casualty (P&C) and Life lines. This was partially offset by an increase in net earned premiums and a decrease in the loss ratio in P&C. YoY, the underwriting result increased +23.6% due to growth in the net earned premium, which was primarily attributable to the P&C business. In this scenario, the combined ratio rose +420 bps QoQ and fell -170 bps YoY.

•                The efficiency ratio improved 220 bps QoQ due to the significant reduction in operating expenses that offset the slight decrease in operating income. The former reflects the lower level of administrative and general expenses in BCP Stand-alone due to the seasonality that they have in every 4Q. YoY, the efficiency ratio grew +40 bps due to higher salaries and employees benefits, which reflect mainly the effect of business expansion on variable remunerations, and in a lesser extent the slight deterioration in the efficiency of other subsidiaries of Credicorp.

1

2

Credicorp (NYSE: BAP): First Quarter Results 2016

Executive Summary

Credicorp Ltd.	Quarter			Change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Net interest income	1,785,363	1,975,440	1,946,690	-1.5%	9.0%
Provision for loan losses, net of recoveries	(502,136)	(502,574)	(453,237)	-9.8%	-9.7%
Net interest income after provisions	1,283,227	1,472,866	1,493,453	1.4%	16.4%
Non-financial income	1,057,428	948,554	917,582	-3.3%	-13.2%
Insurance services underwriting result	96,251	134,392	118,934	-11.5%	23.6%
Operating expenses	(1,295,870)	(1,558,143)	(1,348,459)	-13.5%	4.1%
Operating income	1,141,036	997,669	1,181,510	18.4%	3.5%
Translation results	1,566	32,733	(37,127)	-213.4%	N/A
Income taxes	(309,431)	(297,398)	(324,804)	9.2%	5.0%
Net income	833,171	733,004	819,579	11.8%	-1.6%
Non-controlling interest	28,436	1,872	23,950	N/A	-15.8%
Net income attributed to Credicorp	804,735	731,132	795,629	8.8%	-1.1%
Non-recurring income (expense)(1)	108,566	(38,434)	(27,627)	-28.1%	-125.4%
Recurring net income	696,169	769,566	823,256	7.0%	18.3%
Net income/share (S/)	10.09	9.17	9.98	8.8%	-1.1%
Total loans	81,620,723	90,328,499	91,501,079	1.3%	12.1%
Deposits and obligations	79,142,903	90,593,302	92,758,434	2.4%	17.2%
Net equity	14,207,531	16,128,015	16,613,237	3.0%	16.9%
Profitability
Net interest margin	5.73%	5.55%	5.33%	-22 bps	-40 bps
Funding cost	1.92%	2.01%	2.04%	3 bps	12 bps
ROAE	22.8%	18.7%	19.4%	70 bps	-340 bps
Recurring ROAE (2)	19.7%	19.9%	20.2%	30 bps	50 bps
ROAA	2.3%	1.9%	2.0%	10 bps	-30 bps
Recurring ROAA (3)	2.0%	2.0%	2.1%	10 bps	10 bps
Loan portfolio quality
PDL over 90 days	1.78%	1.80%	1.82%	2 bps	4 bps
Internal overdue ratio (4)	2.58%	2.56%	2.71%	15 bps	13 bps
NPL ratio (5)	3.40%	3.41%	3.53%	12 bps	13 bps
Cost of risk (6)	2.46%	2.23%	1.98%	-25 bps	-48 bps
Coverage of internal overdue loans	164.5%	166.2%	159.3%	-690 bps	-520 bps
Coverage of NPLs	124.8%	124.7%	122.2%	-250 bps	-260 bps
Operating efficiency
Efficiency ratio (7)	41.8%	44.4%	42.2%	-220 bps	40 bps
Operating expenses / Total average assets	3.6%	3.7%	3.3%	-40 bps	-30 bps
Insurance ratios
Combined ratio of P&C (8)(9)	92.4%	86.5%	90.7%	420 bps	-170 bps
Loss ratio (9)	56.6%	59.7%	57.4%	-230 bps	80 bps
Underwriting result / net earned premiums (9)	15.3%	20.2%	15.8%	-440 bps	50 bps
Employees	32,577	33,658	33,418	-0.7%	2.6%

(1) Includes non-recurring income / (expense) and translation results (net of taxes).

(2) Recurring ROAE: recurring net income is used for calculations. In the equity side, adjustments are made to exclude non-recurring income (expense).

(3) Recurring ROAA: recurring net income is used for calculations.

(4) Internal overdue loans ratio = includes overdue loans and loans under legal collection, according to our internal policy for overdue loans.

(5) NPLs: Non-performing loans = Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(6) Annualized provision for loan losses / Total loans.

(7) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = [Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from subsidiaries + Net premiums earned + Gross margin from medical services] / [Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses]

(8) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Do not include insurance Life business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

3

Credicorp and subsidiaries

Contribuciones a los resultados	Trimestre			Variación %
S/ 000	1T15	4T15	1T16	TaT	AaA
Banco de Crédito BCP (1)	570,892	661,507	673,789	1.9%	18.0%
M ibanco (2)	40,568	53,860	71,432	32.6%	76.1%
BCB	14,661	14,963	20,830	39.2%	42.1%
Grupo Pacífico(3)	168,048	61,908	67,424	8.9%	-59.9%
Prima	40,287	38,384	39,770	3.6%	-1.3%
Credicorp Capital	17,402	(44,461)	16,808	-137.8%	-3.4%
Atlantic Security Bank	19,734	15,951	(4,454)	-127.9%	-122.6%
Otros (4)	(11,628)	(2,159)	2,295	-206.3%	-119.7%
Utilidad neta Credicorp	804,735	731,130	795,631	8.8%	-1.1%
Utilidad recurrente Credicorp (5)	696,169	769,566	823,256	7.0%	18.3%

(1) Includes Banco de Crédito de Bolivia and Mibanco. Figures does not include the gain on sale of BCI shares and the interest income on a loan between BCP and Credicorp Ltd. (as a result of BCI operation), as it is eliminated in the consolidation to Credicorp.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.4% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd. Figures does not include the interest expense on a loan between BCP and Credicorp Ltd. (as a result of BCI operation), as both are eliminated in the consolidation to Credicorp.

(5) Excludes non-recurring income / (expense) and translation results (net of taxes).

	Quarter
ROAE	1Q15	4Q15	1Q16
Banco de Crédito BCP(1)	23.8%	23.4%	23.6%
M ibanco (2)	14.4%	17.1%	22.6%
B CB	11.9%	10.8%	14.5%
Grupo Pacífico (3)	36.4%	13.4%	13.0%
Prima	30.5%	27.5%	30.3%
Credicorp Capital(4)	12.0%	-31.3%	11.7%
Atlantic Security Bank	12.9%	9.5%	-2.5%
Credicorp	22.8%	18.7%	19.4%
Recurring ROAE Credicorp (5)	19.7%	19.9%	20.2%

(1) Figure of 4Q15 does not include the gain on sale of BCI shares and the interest income on loans between BCP and Credicorp Ltd. (as a result of BCI operation), as it is eliminated in the consolidation to Credicorp

(2) ROAE including goodwill of Edyficar and Mibanco is 12.8% in 1Q15, 15.5% in 4Q15 and 20.4% in 1Q16

(3) Figures include unrealized gains and losses. Figure of 4Q15 differs prom previously reported, consider figure on this report. The ROAE without including the income for the agreement with Banmédica and gain or loss for translation is 12.1% in 1Q15 and 15.5% in 4Q15.

(4) Figure of 4Q15 differs prom previously reported, consider figure on this report. (5) Recurring ROAE = (Net income attributable to Credicorp - Non-recurring income/expenses after taxes)*4 / Average (Net equity - Non-recurring income/expenses after taxes).

BCP Consolidated posted a contribution to Credicorp of S/673 million, which represented growth of +1.9% QoQ and +18 % YoY. The evolution this quarter was due primarily to a significant drop in net provisions for loan losses and in operating expenses QoQ. The two factors offset the slight reduction in NII and in non-financial income, as well as, translation losses. In this context, ROAE at BCP Consolidated was situated at 23.6% in1Q16, which was very close to the 23.4% registered in 4Q15 and the 23.8% registered in 1Q15.

Mibanco reported a net contribution to Credicorp of S/71.4 million (+32.6% QoQ) and an ROAE of 22.6% at the end of 1Q16. Better results this QoQ were due primarily to: (1) a lower cost of risk due to better risk quality of the loan book, and (2) higher NII that was mainly due to loan growth in small and micro business segments QoQ, which offset the increase in the funding cost. Operating expenses increased due to higher expenses to maintain systems and for the back-to-school campaign. The efficiency ratio at Mibanco was situated at 57.9% at the end of 1Q16 (+80 bps QoQ).

4

BCP Bolivia reported a contribution of S/20.8 million in 1Q16, which represented growth of +39.2% QoQ. This led to an ROAE of 14.5% in 1Q16 (vs 10.8% in 4Q15). The improvement in the bank’s contribution was due to: (i) growth in non-financial income due to higher gains on sales of securities; (ii) the increase in net interest income, which was attributable to loan growth; (iii) and the drop in operating expenses given that the Tax on the Sale of Foreign Currency (IVME) was eliminated at the end of 4Q15. All of the aforementioned helped offset: (i) the increase in provisions for loan losses, which was attributable to deterioration in portfolio quality; and (ii) higher income taxes due to an increase in the nominal rate for income tax, which was increased from 37.5% to 47.0% for the fiscal year 2016 an on. Finally, loans increased +3.1% QoQ, which represented a market share of 9.0% and situated BCP Bolivia as the fourth bank in the Bolivian financial system in terms of loans at the end of 1Q16.

In 1Q16, Grupo Pacifico reported a contribution of S/67.4 million, which represented an increase of 8.9% QoQ. The insurance market’s dynamism in 1Q16 was due mainly to a higher financial income stemming from growth in gains on investments in the Life insurance business and lower general expenses. It is important to note that in 1Q15 and 4Q15, non-recurring income/expenses were registered due to the agreement between Banmedica and Grupo Pacífico (S/107 million and -S/7.6 million, respectively). In this context, recurring ROAE was situated at 13.3% in 1Q16 vs.15.5% in 4Q15 and 12.1% in 1Q15.

In 1Q16, Prima AFP’s contribution to Credicorp was S/39.8 million. This represented an increase of +3.6% QoQ. The aforementioned translated into an ROAE of 30.3% for the quarter. Operating earnings increased slightly QoQ due to an increase in fee income. The operating efficiency ratio fell slightly (44.9% in 1Q16 vs. 43.3% in 4Q15) due to higher general expenses. Funds under management at Prima AFP totaled S/ 40,086 million, which represents a market share of 31.8% of total FuM in the system.

Credicorp Capital reported a contribution to Credicorp of S/16.8 million. This was mainly attributable to an increase in non-financial income. This growth was due to good levels of net gains on sales of securities, which were driven mainly by the excellent trading results posted by International Fixed Income, and subsequent dealings with these clients, as well as by an improvement in market conditions. This evolution offset the result for net gains on FX transactions and lower fee income in the QoQ comparison. In this context, ROAE at the end of 1Q16 was 11.7%.

ASB registered a contribution to Credicorp of -S/4.4 million in 1Q16. This was due to: (i) a decrease in the investment volume, which subsequently generated less interest in 1Q16 and (ii) the drop in total income (dividends, fees and gains on FX transactions). In this context, the efficiency ratio was 24.7% while ROAE was situated at -2.5%.

5

1.	Interest-earning assets (IEA)

IEA grew +2.8% QoQ. This was primarily due to expansion in investments available for sale and in trading securities followed by growth in the bank’s most profitable asset, total loans. The nominal increase of +1.3% QoQ in total loans represented growth of +2.3% QoQ if we remove exclude the effect of the 2.5% appreciation in the Sol against the US Dollar. Loan growth was due primarily to expansion in the Corporate Banking, SME-Business and Mortgage segments.

Interest earning assets	Quarter			Change
S/. 000	1Q15	4Q15	1Q16	QoQ	YoY
BCRP and other banks	21,767,800	28,470,897	28,283,345	-0.7%	29.9%
Interbank funds	71,600	180,030	59,094	-67.2%	-17.5%
Trading securities	2,847,236	2,673,424	3,491,092	30.6%	22.6%
Investments available for sale	17,905,751	18,868,752	20,837,924	10.4%	16.4%
Investment held to maturity	2,640,261	3,582,129	4,003,646	11.8%	51.6%
Total loans	81,620,723	90,328,499	91,501,079	1.3%	12.1%
Total interest earning assets	126,853,371	144,103,731	148,176,180	2.8%	16.8%

1.1	Evolution of IEA

Total loans, the most profitable asset, continued to represent the largest share of IEA (61.8% in 1Q16 vs. 62.7% in 4Q15). This was in line with loan expansion of 1.3% QoQ and FX-adjusted growth of +2.3% QoQ given the appreciation of the Sol against the US Dollar in a context where the level of loan dollarization at Credicorp, as of the end of March, was situated at 39.4%.

Loan growth QoQ was due to expansion in Wholesale Banking and Retail Banking loans. Wholesale Banking saw noteworthy growth in Corporate Banking while the expansion in Retail Banking was led by the SME-Business and Mortgage segments, as we will explain later in the report. It is also important to note that the first semester of the year tends to be less dynamic in terms of loan expansion given that in the second half of the year, the bank conducts its most important financing campaigns for high- margin segments such as Mibanco and SME-Pyme.

The share of investments in total IEA rose from 17.4% in 4Q15 to 19.1% in 1Q16. The increase in investments available for sale (+10.4% QoQ) was associated with growth in investments in BCP’s Certificates of Deposit (CDs) with BCRP. The aforementioned offset the decline in investments at ASB following the implementation of a strategy to rebalance the portfolio, through which investments available for sale were registered as investments held-to-maturity. Trading securities increased +30.6% QoQ, as a result of the decision to invest more heavily in fixed income in Credicorp Capital Ltd. and to higher equity investments by Credicorp Capital Colombia and IM Trust. The increase in investments held-to-maturity (+11.8% QoQ) was associated due mainly to the rebalancing strategy at ASB, mentioned above. BCP also slightly increased its position in sovereign bonds.

BCRP and other banks remained stable QoQ (-0.7%). It is important to note that BCP requires a high level of operating cash to cover its network of points of contact across the country.

In the YoY analysis, the 16.8% expansion in IEAs was due mainly to:

-	Growth of +12.1% in loans, which was led by loan growth in Wholesale Banking and in the SME-Business and SME-Pyme segments in Retail Banking. In 1Q16, FX-adjusted growth was situated at 9.2%, which reflected the +7.4% YoY appreciation in the US Dollar;

-	The increase of +29.9% in BCRP and other banks, which mainly reflects the fact that the bank has increased its use of BCRP instruments, substitution and expansion repos in particular. Under both schemes, repo transactions generate a restricted deposit in BCRP, which explains a significant portion of IEA growth. In Credicorp’s case, these transactions were only conducted by BCP Stand-alone and Mibanco; and

-	An increase in the level of investments due to more investment in CDs and sovereign bonds at BCP.

6

1.2	Credicorp Loans

1.2.1	Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS					% Part. in total
	Expressed in million soles			% nominal change		loans
	1Q15	4Q15	1Q16	QoQ	YoY	1Q15	1Q16
BCP Stand-alone	67,729	76,142	77,206	1.4%	14.0%	83.3%	83.1%
Wholesale Banking	36,110	41,262	41,816	1.3%	15.8%	44.4%	45.0%
Corporate	23,414	27,218	28,087	3.2%	20.0%	28.8%	30.2%
Middle - Market	12,696	14,044	13,730	-2.2%	8.1%	15.6%	14.8%
Retail Banking	31,118	34,250	34,726	1.4%	11.6%	38.3%	37.4%
SME - Business	3,237	4,064	4,322	6.4%	33.5%	4.0%	4.7%
SME - Pyme	6,928	7,429	7,376	-0.7%	6.5%	8.5%	7.9%
Mortgage	11,332	12,164	12,375	1.7%	9.2%	13.9%	13.3%
Consumer	6,120	6,442	6,414	-0.4%	4.8%	7.5%	6.9%
Credit Card	3,501	4,152	4,239	2.1%	21.1%	4.3%	4.6%
Others (1)	501	630	663	5.3%	32.4%	0.6%	0.7%
Mibanco (2)	7,447	7,656	7,832	2.3%	5.2%	9.2%	8.4%
Bolivia	3,590	4,509	4,767	5.7%	32.8%	4.4%	5.1%
ASB	2,500	3,051	3,115	2.1%	24.6%	3.1%	3.4%
Total loans	81,266	91,357	92,919	1.7%	14.3%	100.0%	100.0%

For consolidation effects, loans generated in FC are converted into LC.

(1) Includes Work out unit.

(2) Includes Edyficar and Mibanco.

Highest growth in volumes

Largest contraction in volumes

7

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by
	(Expressed in million Soles)					(Expressed in million USD)					currency 1Q16
	1Q15	4Q15	1Q16	QoQ	YoY	1Q15	4Q15	1Q16	QoQ	YoY	LC	FC
BCP Stand-alone	36,434	47,157	48,768	3.4%	33.9%	10,155	8,636	8,269	-4.3%	-18.6%	63.2%	36.8%
Wholesale Banking	13,742	20,531	21,646	5.4%	57.5%	7,258	6,177	5,866	-5.0%	-19.2%	51.8%	48.2%
Corporate	9,362	13,359	14,611	9.4%	56.1%	4,561	4,129	3,920	-5.1%	-14.0%	52.0%	48.0%
Middle-Market	4,380	7,172	7,035	-1.9%	60.6%	2,699	2,048	1,946	-5.0%	-27.9%	51.2%	48.8%
Retail Banking	22,561	26,444	26,920	1.8%	19.3%	2,777	2,326	2,269	-2.5%	-18.3%	77.5%	22.5%
SME - Business	1,026	1,807	1,952	8.1%	90.4%	718	672	689	2.4%	-4.0%	45.2%	54.8%
SME - Pyme	6,245	6,907	6,890	-0.2%	10.3%	222	156	141	-9.2%	-36.2%	93.4%	6.6%
Mortgage	7,326	8,648	8,879	2.7%	21.2%	1,300	1,048	1,016	-3.0%	-21.8%	71.7%	28.3%
Consumer	4,842	5,378	5,406	0.5%	11.6%	415	317	293	-7.6%	-29.4%	84.3%	15.7%
Credit Card	3,121	3,704	3,793	2.4%	21.5%	123	133	130	-2.7%	5.1%	89.5%	10.5%
Others (1)	131	183	202	10.6%	54.8%	120	133	134	0.7%	11.5%	30.5%	69.5%
Mibanco (2)	6,990	7,076	7,274	2.8%	4.1%	148	173	162	-6.1%	9.3%	92.9%	7.1%
Bolivia	-	-	-	-	-	1,165	1,343	1,386	3.2%	19.0%	-	100.0%
ASB	-	-	-	-	-	811	909	905	-0.4%	11.6%	-	100.0%
Total loans	43,424	54,234	56,041	3.3%	29.1%	12,279	11,061	10,723	-3.1%	-12.7%	60.3%	39.7%

(1) Includes Work out unit.

(2) Includes Edyficar and Mibanco.

Highest growth in volumes

Largest contraction in volumes

Expansion in Wholesale Banking loans at BCP Stand-alone was due to growth in Corporate Banking, which helped offset the contraction in Middle-Market banking:

(i)	Expansion in Corporate Banking QoQ was due primarily to the portfolio denominated in LC, which was in turn attributable to an increase in financing for working capital and for mid and long-term loans. This offset the QoQ decrease in the FC portfolio. The aforementioned was reflected in the drop of the dollarization level of the Corporate Banking portfolio, which fell from 50.9% in 4Q15 to 48.0% in 1Q16. Nevertheless, it is important to note that in March, Corporate Banking reported an increase in the FC portfolio, which was mainly attributable to working capital financing.

(ii)	The contraction in Middle-Market loans was seen in both the LC and FC portfolios and was basically due to a decrease in working capital financing. This was due to the segmentation of the portfolio, at the beginning of the year, through which Middle-Market banking clients were transferred to SME – Business according to their levels of sales or debt.

In YoY terms, growth in Wholesale Banking (+15.8%) was due to an increase in LC loans, which was mainly evident in Corporate Banking and in line with de-dollarization efforts, as we will discuss later in the report.

With regard to the Retail Banking portfolio at BCP Stand-alone, it is important to consider the seasonal effect that makes loans more dynamic in the second half of the year following Christmas campaigns. Growth of +1.4% QoQ in Retail Banking was due to loan expansion in LC, primarily in the SME-Business, Mortgage and Credit Card segments. The portfolios for the SME-Business and Consumer segments remained stable QoQ. The variations by business segment in Retail Banking were due to the following:

(i)	The SME-business segment led loan growth QoQ in Retail Banking. This was due mainly to an expansion in the LC portfolio, which reflects on-going efforts to de-dollarize this segment. The QoQ increase is due primarily to the transferred of clients from Middle-Market Banking and SME-Pyme clients, whose sales or debt levels qualified them for SME-business segment.

It is important to note that the loans granted in this segment continue to be highly collateralized by commercial real estate. The level of collateral is approximately 73% as for March 2016. Furthermore, the maximum tenor of these loans is 90 days.

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(ii)	The increase in the Mortgage segment QoQ was due primarily to expansion in the LC portfolio that was mainly associated with the BCP Traditional Mortgage product and to a lesser extent to the Mivivienda product. Due to the aforementioned, the LC portfolio’s share of total loans in the Mortgage segment increased slightly from 71.1% in 4Q15 to 71.7% in 1Q16. The FC portfolio fell -3% QoQ due to amortizations and anticipated payments, which characterize every 1Q.

It is important to note that the FC stock reported a very low loan to value (LTV) of 51% at the end of March 2016 (slightly higher than the 50% reported in 2015 and lower than the portfolio average of 57%). Disbursements continue to be denominated mainly in Soles, reaching level of 100% local currency loans in most months.

(iii)	The Credit Card segment expanded +2.1% QoQ due to an increase in the LC portfolio, which offset the decrease in the FC portfolio.

(iv)	The SME-Pyme segment, in line with expectations, posted a slightly decrease QoQ (-0.7%). The aforementioned was due primarily to: (1) seasonal effects in the first quarter of every year given that loans issued in the previous 2H are paid off; and (2) segmentation of the portfolio in the first few months of the year, where clients from SME-Pyme segment were transferred to the SME-Business Banking segment following client segmentation.

Due to the aforementioned, it is important to analyze the YoY evolution of loans. This analysis shows that the SME-Pyme portfolio expanded +6.5%, which tops the figure posted in 2015. The evolution of this segment will depend on the economy’s performance given that there is a high correlation between growth in the commerce sector and growth in the SME-Pyme segment.

(v)	The Consumer segment posted a slightly decrease QoQ (-0.4%), which was due to the fact that the contraction in the FC portfolio, which offset the increase in the LC portfolio due to expansion in car loans. This evolution led LC loans to represent 84.3% of the segment’s total loans (83.5% in 4Q15).

BCP Bolivia continued to post good loan dynamism, reporting a +5.7% increase in average daily balances QoQ and +3.1% growth in quarter-end balances. This evolution was due to an increase in the loan levels to the Wholesale Banking segment and to Corporate Banking in particular due to more financing for the electricity sector. Consequently, Wholesale Banking loans went from representing 38% of total loans at the end of 4Q15 to accounting for 40.5% at the end of 1Q16. The Retail Banking segment fell QoQ, which was due to a decrease in loans to the Commercial and SME-Pyme segments due to payments in full that are made every 1Q. The aforementioned offset the expansion in mortgage and personal loans after the government established lower rates for financing for the regulated portfolio (productive sector and social housing), which must reach 60% of total loans by the end of 2018.

Mibanco’s loans, measured in average daily balances, increased +2.2% QoQ. This reflects recovery after the acquisition and the process to clean up the portfolio and was due mainly to the fact that 1H tends to be less dynamic, particularly for clients in the micro and small business sector. Nevertheless, it is important to consider the speed of origination, which remains below this sector’s potential. This reflects the focus on prioritizing portfolio quality over driving loan growth in an uncertain macroeconomic context.

Finally ASB reported growth of +2.1% QoQ in average daily balances while quarter-end balances remained stable (-0.2% QoQ). The difference between both growth rates was due primarily to payments in full made at the end of quarter. It is important to note that ASB continues to have a good risk profile, which is reflected in its high compliance level and the fact that it is 100% guaranteed.

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1.2.2	Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment (1) (2)

(1)	Average daily balances.
(2)	The participation of Credicorp’s portfolio is calculated including BCP Bolivia and ASB, but the chart shows only BCP Stand-alone and Mibanco’s loan books.

If we analyze the YoY evolution of dollarization, it is evident that Credicorp’s FC portfolio represented 39.7% of total dollarization at the end of 1Q16 vs. 46.6% in 1Q15. At BCP Stand-alone, portfolio de-dollarization is even higher given that it reached 36.8% in 1Q16 vs. 46.2% in 1Q15. In this context, de-dollarization in Wholesale Banking, led primarily by Middle Market Banking and secondarily by Corporate Banking, was particularly noteworthy.

The Retail Banking segments that are the most dollarized are SME-Business and Mortgage, which reported significant de-dollarization YoY. In the case of Mortgages, the factors that explain de-dollarization are the high level of disbursements in local currency (almost 100%) and the amortization of stock denominated in US Dollars.

1.2.3 BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan De-dollarization Program. Among other measures taken, goals were set for progressive de-dollarization by the end of June 2015, December 2015 and December 2016 for the total portfolio in FC with certain exceptions1 and for the joint mortgage and car loan portfolio. The balance required at the end of December 2016 has been adjusted in the following way:

(i)	The total portfolio in FC at the end of December 2016 must represent a maximum of 80% of the total loan balance at the end of September 2013 (excluding certain loans); and

1 The total portfolio does not include loans for foreign trade and loans issued for tenures exceeding 3 years or for amounts greater than US$ 10 million that are disbursed from January 1, 2015 and on.

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(ii)	The FC portfolio in the mortgage and car segment must represent a maximum of 70% of the total loan balance at the end of February 2013.

The bases for both goals refer to quarter-end balances in local accounting but the compliance level is measured by using average daily balances from the monthly report.

The following figures show the percentage of compliance at the end of March 2016:

Reduction target for total loans in FC - at the end of March 2016 -	Reduction target for “Mortgage & Car” loans in FC - at the end of March 2016 -

As is evident in the figures, BCP Stand-alone has achieved a very comfortable level of compliance for both loan portfolios subject to the de-dollarization program.

1.2.4	Market share in loans

Market share in Peru

(1) At the end of March 2016.

(2) Mortgage includes Mibanco’s market share, 1% in March and in December 2015.

(3) Consumer includes Mibanco’s market share, 2.1% in March and in December 2015.

At the end of February 2016, BCP Stand-alone continued to lead the market with a 30.2% share. This figure was significantly higher than that of its closest competitor.

Wholesale Banking maintained its leadership by increasing its market share, which went from 43.5% at the end of December 2015 to 45.4% in March 2016. This was in line with expansion in its portfolio at quarter-end. Middle-Market Banking’s market share fell QoQ due to a decrease in its portfolio.

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In terms of Retail Banking, BCP continued to lead the market in almost every segment with the exception of SME-Business, where it was situated second. Nevertheless, BCP maintained a stable market share in the mortgage and credit card segments and reported a slight decline in the SME Business and consumer segment.

Mibanco’s share in the Peruvian financial system (including Edyficar) held steady at 3% in both December 2015 and March 2016. If we analyze the SME segment in Peru, Mibanco increased its share from 21.3% in December to 22% in March 2016.

Finally, BCP Bolivia maintained its market share QoQ and YoY (9.0%) and was situated in fourth place in the Bolivian Financial System.

2.	Funding Sources

Total funding at Credicorp increased +2.6% QoQ. This was primarily due to growth in some core deposits (Demand, Non-interest bearing and Savings) and to the increase in Other Liabilities, which was associated to declared dividends. The aforementioned was affected by the QoQ drop in Time Deposits and in Bonds and Subordinated Debt. Credicorp’s funding cost2 increased +3 bps QoQ and +12 bps YoY, mainly due to higher funding cost in BCP Stand-alone and Mibanco. The Loan to Deposit ratio (L/D) was situated at 98.6%.

Funding	Quarter			% change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Non-interest bearing deposits	21,498,770	24,311,350	24,712,319	1.6%	14.9%
Demand deposits	6,385,889	6,159,876	8,736,665	41.8%	36.8%
Saving deposits	22,368,542	24,904,566	25,534,015	2.5%	14.2%
Time deposits	22,436,049	27,719,786	26,657,864	-3.8%	18.8%
CTS deposits(1)	6,204,360	7,183,421	6,563,463	-8.6%	5.8%
Interest payable	249,293	314,303	554,108	76.3%	122.3%
Total deposits	79,142,903	90,593,302	92,758,434	2.4%	17.2%

Due to banks and correspondents	9,936,209	8,387,517	8,688,933	3.6%	-12.6%
BCRP instruments	7,956,780	10,612,840	11,181,320	5.4%	40.5%
Bonds and subordinated debt	15,560,444	16,305,819	15,295,655	-6.2%	-1.7%
Other liabilities(2)	13,458,896	13,072,489	14,672,367	12.2%	9.0%

Total funding	126,055,232	138,971,967	142,596,709	2.6%	13.1%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2 The funding cost is calculated using the following formula:

* It considers the average between the initial balance and the closing balance of total liabilities for the period.

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2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

In the figure Evolution of Credicorp’s funding structure and cost, it is evident the increase in some of the core deposits (Demand, Non-interest bearing and Savings), which have lower funding cost than the rest of funding sources. This led to an increase in the share of these deposits as a percentage of total funding. Furthermore, the increase in Others was due to a seasonal effect that is present every 1Q as a result of declared dividends. With regards to BCRP funding, it increased mainly due to higher level of Currency Repos and CDs.

Nevertheless, Time Deposits and Bonds and subordinated debt fell QoQ, as a result of cancelations at due date in 1Q16.

It is important to note that the evolution of the funding structure QoQ and YoY shows that low-cost funding sources have a higher share of total funding. Additionally, the share of deposits in Credicorp’s total funding has been stable TaT and increased +210 bps AaA (62.6% in 1Q15, 65.0% in 4Q15, and 64.7% in 1Q16) and as a result, Deposits continued to represent Credicorp’s main funding source.

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2.1.1	Funding Structure by currency and tenure - BCP Stand-alone

BCP Stand-alone represents around 78% of Credicorp’s assets and liabilities. As such, it is important to analyze mismatching in LC and examine the funding structure by tenure.

December 2015 Funding LC	March 2016 Funding LC

Note that the currency mismatch between assets and liabilities at BCP Stand-alone is small and limited, in accordance with corporate policy. As such, as was the case in 4Q15, 46% of assets and 45% of liabilities at BCP Stand-alone is denominated in LC.

With regard to BCRP funding, it is important to remember that this source is considered more stable, which has allowed us to strengthen our long-term funding and it has been part of our strategy to keep the funding cost relatively stable. These instruments also facilitate loan expansion in LC and aid in the process to convert FC loans to LC.

BCP Stand-alone - Funding structure by tenure QoQ
At the end of December 2015	At the end of March 2016

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 74% of total deposits; 33% of the non-contractual deposits has tenure lower than 6 months and 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 28% between >1 year and ≤ 3 years, and 62% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

(1)  Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 77% of total deposits; 33% of the non-contractual deposits has tenure lower than 6 months. Based on BCP analysis, 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 29% between >1 year and ≤ 3 years, and 61% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

The figure above show BCP Stand-alone’s funding structure by tenure. The solid participation of structural funding stands out and is in line with the increase in Other Liabilities with tenures longer than 2 years. This increase was in turn associated with higher Due to Banks and Correspondents. The decrease in BCRP Instruments with tenure greater than 2 years was attributable to the maturity of CD repos in 1Q16 and to an increase in the use of Repos with tenures under 2 years.

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2.2	Deposits

Deposits	Quarter			% change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Non-interest bearing deposits	21,498,770	24,311,350	24,712,319	1.6%	14.9%
Demand deposits	6,385,889	6,159,876	8,736,665	41.8%	36.8%
Saving deposits	22,368,542	24,904,566	25,534,015	2.5%	14.2%
Time deposits	22,436,049	27,719,786	26,657,864	-3.8%	18.8%
CTS deposits (1)	6,204,360	7,183,421	6,563,463	-8.6%	5.8%
Interest payable	249,293	314,303	554,108	76.3%	122.3%
Total deposits	79,142,903	90,593,302	92,758,434	2.4%	17.2%

(1) Severance indemnity deposits.

Total deposits mainly expanded due to a QoQ increase in some core deposits (non-interest bearing deposits, demand and Savings). It is important to note that this increase helped to attenuate the increase of funding cost, which we will discuss later in the report.

The significant QoQ increase in Demand Deposits was associated with strong growth in the current accounts of institutional clients at BCP Stand-alone. Also, Savings deposits increased +2.5% QoQ as a result of higher deposits of retail banking clients, mainly in BCP Stand-alone. This was in turn attributable to campaigns that were conducted at the beginning of the year and coincided with profit sharing payments that take place in 1Q of every year. Non-interest bearing deposits, in the QoQ analysis, increased primarily in LC.

Time Deposits fell QoQ due to a decrease in deposits at BCP Stand-alone and Mibanco. At BCP Stand-alone, FC withdrawals were made by Retail Banking clients (Private Banking) in February 2016. The QoQ drop at Mibanco was due to efforts to exchange Time Deposits for Due to Banks and Correspondents, which was part of the strategy to improve the funding structure and obtain more stable funding.

CTS Deposits reported a -8.6% decline QoQ due to seasonal effects that occur in the 1Q of every year due to CTS payments in 4Q.

In YoY terms, growth in deposits was led by an increase in Time Deposits followed by growth in Non-interest bearing Deposits, Savings Deposits and Demand Deposits. It is important to note that Time Deposits and Demand Deposits were affected by the appreciation of the US Dollar against the Sol (7.43% YoY), which was in line with higher dedollarization levels. Finally, in the YoY analysis of CTS Deposits, the seasonal effect generated in 4T is eliminated and an increase is evident, mainly due to BCP Stand-alone.

2.2.1	Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

The level of dollarization of the Credicorp’s deposits increased slightly and was situated at 59.4%. This was due primarily to the increase in Demand Deposits in US Dollars at BCP Stand-alone and to a lesser extent to FC deposits at Mibanco.

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Nevertheless, an analysis of the YoY evolution of dollarization in 2015 shows an on-going increase in FC deposits that was associated with the appreciation of the US Dollar against the Sol (+ 7.43% YoY) and to a higher volume of deposits in FC.

It is important to note that approximately 88% of deposit total at Credicorp is originated in Peru by BCP Stand-alone and Mibanco. The percentage of deposits in US Dollars at BCP Individual and Mibanco at the end of March 2016 was 56.4% (55.9% in 4Q15) and 17% (21.4% in 4Q15) respectively.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the QoQ evolution of the four types of deposits at BCP Stand-Alone, in terms of average daily balances, shows an increase in the dollarization level of Demand Deposits, which includes non-interest bearing deposits, as a result of higher current accounts and Savings Deposits, which was attributable to the campaigns held in 4Q15 and 1Q16.

There was also a higher level of dollarization QoQ in Time Deposits despite withdrawals from FC deposits in Private Banking, which were made at the end of February 2016. CTS Deposits remained stable in the currency mix.

2.2.2	Market share in Deposits

Market share in Peru

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of March and December 2015, and 0.1% at the end of February 2016.

(2) Savings deposits includes Mibanco's market share of 1.4% at the end of March 2015, 1.2% at the end of December 2015 and February 2016.

(3) Time deposits includes Mibanco's narket share of 5.1% at the end of March 2015, 5.2% at the end of December 2015 and 5.4% at the end of February 2016.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of March 2015, December 2015 and February 2016.

At the end of February 2016, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead different types of deposits with a market share of 33.7% (31.4% in LC deposits and 35.8% in FC deposits). This topped the 33.1% reported in December 2015. The result for February 2016 was situated approximately 14 % above the level of its closest competitor.

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In terms of the analysis of shares by deposit type, Time Deposits increased slightly QoQ and YoY due to an increase in the capture level at the end of February. As discussed in Section 2.2 Deposits, Time Deposits fell at the end of 1Q16.

Demand and Savings Deposits reported an increase in their market share QoQ, which was attributable to an increase in FC deposits in current accounts and in cuenta premio respectively. Nevertheless, YoY there was a slight contraction in the market shares of both types of deposits

CTS Deposits fell slightly QoQ and YoY due to seasonal factors that characterize every 4Q given that CTS Deposits are made in December.

BCP Bolivia held fast to its fifth place position in the Bolivian financial system with a 9.6% share at the end of December 2015. This result topped the 8.9% reported at the end of December and March in 2015.

2.3	Other funding sources

Other funding sources	Quarter			% Change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Due to banks and correspondents	9,936,209	8,387,517	8,688,933	3.6%	-12.6%
BCRP instruments	7,956,780	10,612,840	11,181,320	5.4%	40.5%
Bonds and subordinated debt	15,560,444	16,305,819	15,295,655	-6.2%	-1.7%
Other liabilities(1)	13,458,896	13,072,489	14,672,367	12.2%	9.0%
Total Other funding sources	46,912,329	48,378,665	49,838,275	3.0%	6.2%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other funding sources increased +3.0% QoQ. This was mainly due to (i) an increase in the dividends declared for payment to third parties at Credicorp and BCP in accordance with the agreements made at Annual General Meetings of Shareholders held in March.

Although less significant in terms of dimension, an increase was also reported in BCRP Instruments and in Currency Repos and CDs in particular. The Due to Banks and Correspondents’ result was due primarily to the fact that BCP Stand-alone assumed higher lines of credit with banks abroad.

The level of Bonds and Subordinated Debt fell QoQ due to i) maturities of corporate and subordinated bonds, and ii) the effect of the depreciation of the US Dollar (-2.49% QoQ) on debt denominated in FC this quarter. This was due to the fact that 86% of the total of this type of funding is in FC. The QoQ decline was due mainly to movements at the BCP Stand-alone subsidiary.

The YoY analysis reveals significant growth in BCRP Instruments and in Other Liabilities, which was associated with an increase in dividends payable at BCP with regard to last year.

The drop in Due to Banks and Correspondents in year-on-year terms was associated with the fact different types of funding were replaced by core deposits and BCRP Instruments. The aforementioned led to a reconfiguration of Other Sources of Funding at Credicorp to favor lower cost and more stable liabilities. This facilitated moves to replace Bonds and Subordinated Debt, which is the most expensive source of funding, and funding from Due to Banks and Correspondents.

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2.4	Loan/Deposit (L/D)

Loan/Deposit Ratio per Subsidiary

The L/D ratio at Credicorp fell -106 bps QoQ and -450 bps YoY. This downward trend was observed primarily at BCP Stand Alone and at ASB. The aforementioned was due to the +2.4% increase QoQ in total deposits vs. lower growth in total loans (+1.3% QoQ). Nevertheless, it is important to note that the YoY drop includes the effect of the depreciation of the US Dollar, which strengthens the improvement in the L/D ratio.

Loan/Deposit ratio by currency
Local currency	Foreign currency

The L/D analysis by currency shows a slight increase in the L/D ratio in LC at both Credicorp and BCP Individual, which was expected given that LC deposits are subject to a seasonal effect in the last quarter of every year (4Q) due to CTS Deposits, which are made in November, and bonus payments, which are made in December.

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2.5	Funding Cost

The funding cost at Credicorp increased QoQ due to higher growth in interest expenses (3.42% QoQ) vs. growth in average total liabilities (2.01% QoQ), which in turns is mainly explained by the higher funding cost in BCP Stand-alone and Mibanco.

The following table shows the cost of funding by subsidiary:

Funding cost by subsidiary

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
1Q15	1.80%	4.21%	2.09%	2.30%	1.92%
4Q15	1.95%	4.43%	1.97%	2.35%	2.01%
1Q16	1.97%	4.64%	1.90%	2.27%	2.04%

(1)  Credicorp includes results for the Banking Business, Grupo Pacifico, Prima AFP, smaller subsidiaries and consolidation adjustments.

At the BCP Stand-alone level, the funding cost increased slightly (+2 bps QoQ) due to higher growth in interest expenses, which was associated with the increase reported in the average of total liabilities QoQ. This was attributable to higher funding costs for the main sources of funding (deposits and BCRP instruments), basically in the LC rates, and to an increase in the deposit volume.

Mibanco’s funding cost increased +21 bps QoQ due to higher interest expenses this quarter, which were mainly attributable to an increase in interest expenses on deposits, amounts due and bonds. Nevertheless, at the end of 1Q16, this fund was pre-paid and matured, which had a negative impact on Mibanco’s funding cost.

The funding cost at BCP Bolivia and ASB fell -7 bps and -8 bps QoQ respectively due to lower growth in interest expenses than in average liabilities.

The following graphs show the funding cost of our Banking business3 by funding source:

3 Includes BCP Stand-alone, Mibanco, BCP Bolivia and ASB.

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2.6	Mutual Funds

Mutual funds	Quarter			% change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Mutual funds in Peru	7,856,447	8,722,875	9,079,805	4.1%	15.6%
Mutual funds in Bolivia	351,087	479,337	502,968	4.9%	43.3%
Total mutual funds	8,207,534	9,202,212	9,582,772	4.1%	16.8%

Mutual funds at Credicorp Capital Fondos Peru reported significant increases QoQ and YoY. QoQ growth was due mainly to an increase in funds from corporate clients. The aforementioned allowed the company to increase its market share to 42.2% at the end of March 2016 (vs. 41.4% at the end of December 2015) and maintain its leading position in the Peruvian market.

In the YoY analysis, Credicorp Capital Fondos Peru reported expansion of 15.6% in its funds under management. If we exclude the effect of the appreciation of the US Dollar against the Sol, this increase was situated at 7.6%.

The portfolio managed by Credifondo Bolivia increased +4.9% QoQ, which reflects solid growth. It is important to note that the increase in the portfolio under management was achieved with basically the same number of clients QoQ but with a higher volume of investments. The fund’s market share was situated at 12.7% at the end of March 2016, which made it one of the 5 largest competitors in the Bolivian market.

In YoY terms, Credifondo Bolivia reported growth of 43.3% in the portfolio under management. If we exclude the effect of the appreciation of the Bolivianos against the Sol, the increase was situated at 33.4%. This was due to commercial movements with strategic clients.

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3.	Portfolio quality and Provisions for loan losses

The cost of risk fell to 1.98%, which was considerably lower than the 2.23% reported in 4Q15 and, better yet, the 2.46% reported in 1Q15. This was due to low growth in gross provisions and a higher level of reversals at Mibanco, both of which were associated with an improvement in the quality of vintages, mainly at Mibanco and SME-Pyme, as well as, in Wholesale Banking’s portfolio. Nevertheless, the “traditional” delinquency ratios posted an increase due to the distortion generated by high levels of collateral (commercial real estate).

Portfolio quality and Provisions for loan losses	Quarter			% change
S/. 000	1Q15	4Q15	1Q16	QoQ	YoY
Gross Provisions	(624,264)	(552,075)	(559,451)	1.3%	-10.4%
Loan loss recoveries and reversions	122,127	49,501	106,214	114.6%	-13.0%
Provision for loan losses, net of recoveries	(502,137)	(502,574)	(453,237)	-9.8%	-9.7%
Cost of risk (1)	2.46%	2.23%	1.98%	-25 bps	-48 bps
Provisions for loan losses / Net interest income	28.1%	25.4%	23.3%	-216 bps	-485 bps
Total loans	81,620,723	90,328,499	91,501,079	1.3%	12.1%
Allowance for loan losses	3,466,341	3,840,337	3,944,456	2.7%	13.8%
Write-offs	371,582	446,357	356,115	-20.2%	-4.2%
Internal overdue loans (2)	2,107,829	2,310,854	2,475,526	7.1%	17.4%
Refinanced loans	669,847	769,097	753,063	-2.1%	12.4%
Non-performing loans (NPLs) (3)	2,777,676	3,079,951	3,228,589	4.8%	16.2%
PDL ratio over 90 days	1.83%	1.80%	1.82%	2 bps	-1 bps
Internal overdue ratio	2.58%	2.56%	2.71%	15 bps	13 bps
NPL ratio	3.40%	3.41%	3.53%	12 bps	13 bps
Coverage ratio of Internal overdue loans	164.5%	166.2%	159.3%	-690 bps	-520 bps
Coverage ratio of NPLs	124.8%	124.7%	122.2%	-250 bps	-260 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection.

(3) Non-performing loans include past-due loans and refinanced loans.

3.1	Provisions for loan losses

Provisions for loan losses net of recoveries and reversals fell -9.8% QoQ. This was mainly due to (i) recoveries at BCP Stand-alone; (ii) reversals of provisions at Mibanco due to an improvement in the risk qualiy of new vintages; and to a lesser extent, due to (iii) insignificant growth in gross provisions for loan losses, mainly at Mibanco and BCP Stand-alone. The latter reflected the improvement achieved in Pyme and Wholesale Banking.

The aforementioned, coupled with slight growth in loans, led to a QoQ and YoY drop in the cost of risk4.

The provisions over net interest income (NII) ratio reported a significant decline QoQ due to lower growth in provisions, which offset the effect of the drop in NII (-1.5% QoQ). The decline in the latter was mainly associated with higher interest expenses, which is explained in section 4: Net Interest Income.

The coverage ratio for internal overdue loans fell QoQ and YoY due to lower growth in the provisions balance with regard to the increase in internal overdue loans. Nevertheless, this level is within the organization’s risk policy. The same behavior is evident in the coverage ratio for non-performing loans, which fell less QoQ and YoY due to lower growth in the refinanced portfolio.

4 Annualized provisions for loan losses / Total loans.

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Portfolio quality & Cost of risk

(1)	Cost of risk = Annualized provisions for loan losses / Total loans.

In the YoY analysis, net provisions for loan losses fell -9.7%. This was due mainly to the high level reported in 1Q15, which was attributable to a more conservative policy in a scenario that was less dynamic than expected and which posted a deterioration in (i) the debt service capacity of specific clients in Corporate Banking in the Gas and Hydrocarbons sector; (ii) of construction clients involved in the problems unfolding in Brazil; and (iii) the FX risk on credit risk. The decrease in expenses for provisions for loan losses is also reflected in the decline of the cost of risk (-48 bps), which was strengthened by solid growth in the loan portfolio measured in quarter-end balances (+12.1% YoY).

3.2	Portfolio Quality

Prior to analyzing the evolution of traditional delinquency indicators (internal overdue ratio and non-performing loan ratio), it is important to note that these indicators continued to be distorted by the existence of real guarantees (commercial properties) that characterize segments such, SME-Pyme, SME-Business and the Mortgage segments. This means that a significant portion of the loans that are more than 150 days past due cannot be charged off even when they are backed by adequate provisions given that this requires a judicial process that takes 4 years on average.

It is also important to remember that the aforementioned indicators also include the effect of the seasonality in loans of SME-Pyme and Mibanco in the second half of each year (2H) due to their largest financing campaigns related to Christmas season. These short-term loans are cancelled in the 1H of the following year.

In this scenario, the internal overdue ratio deteriorated +15 bps QoQ to situate at 2.71% in 1Q16. This was due to a smaller increase in total loans (+1.3% QoQ) than that in internal overdue loans (+7.1% QoQ). This was mainly attributable to the seasonality of loans in SME-Pyme and Mibanco, as well as, higher delinquency in Credit cards, Mortgages and SME-Business.

The non-performing portfolio (which includes refinanced loans) grew +4.8% QoQ. This was basically due to an increase in internal overdue loans while refinanced loans contracted. The aforementioned, coupled with slight loan growth (+1.3% QoQ), translated into a NPL ratio of 3.53% (+12 bps QoQ). An analysis of the YoY ratio shows an increase of +13 bps due to an increase in the pace of refinancing, which began in the second half of 2014 and 2015.

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The following figure shows the evolution of the delinquency ratio by business and product:

Internal overdue ratio by segment

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3.2.1	Delinquency ratios by business

Wholesale Banking – Portfolio quality and Cost of risk

(i)	The delinquency ratio for Wholesale Banking fell -4 bps QoQ, situating at 0.28% due to a contraction in the internal overdue loan portfolio and growth in loans. The NPL ratio increased +2 bps QoQ. This was due mainly to an increase in refinanced loans. In the YoY analysis, the internal overdue ratio remained stable while the NPL ratio grew +11 bps due to the aforementioned increase in refinanced loans.

The cost of risk was situated at 0.18%, which was -44 bps lower than 4Q15’s figure. This was primarily attributable to a decrease in provisions, which returned to average levels after having experienced a one-off increase in 4Q15 (due to one client that experienced a decline in its debt service capacity after a drop in international oil prices).

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported deterioration in the internal overdue ratio and NPL ratio at the end of 1Q16, which increased +21 and +14 bps QoQ respectively. This was attributable to the fact that growth in internal overdue loans is higher every 1Q- which is due mainly to cash loans for SME-business and mortgage loans- and to a slight slowdown in loan growth QoQ. The YoY analysis reveals an increase in both ratios due to growth in internal overdue loans in the aforementioned segments and to problems in 1Q15 (change in regulations for loan issuance).

The cost of risk increased +58 bps QoQ and +69 bps YoY due to higher growth in provisions, mainly in the Retail Banking portfolio.

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To analyze the evolution of delinquency per line and product within Retail Banking, it is necessary to consider broader time horizons and focus on the YoY analysis to eliminate seasonal effects.

SME-Business – Portfolio quality and Cost of risk

(1) Data before March 2014 is not available.

(iii)	In the analysis of the SME-Business segment, it is important to note that the internal overdue and NPL ratios reported a YoY increase of +67 bps and +43 bps respectively. This was due mainly to growth in internal overdue loans. It is relevant to mention that these ratios are still below the organization’s appetite for risk and are aligned with this portfolio’s strategy for growth.

The cost of risk in the SME-Business segment grew 34 bps YoY to situate at 1.43%. This increase was due to growth in provisions for loan losses, which was in line with the bank’s strategy to focus on medium-risk clients to maximize profitability. Nevertheless, it is important to note that the cost of risk in this segment is still low given that the nature of this business, and its model, is similar to that of Wholesale Banking.

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SME - Pyme – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(iv)	In the SME-PYME portfolio, it is best to analyze early delinquency, which excludes loans that are less than 60 days past due (volatile loans whose recovery rate is very high) and those that are more than 150 days overdue (loans that are covered by provisions that cannot be charged off due to the existence of real guarantees - commercial properties). At the beginning of the second half of 2014, early delinquency continued to follow the YoY downward trend seen each quarter due to the adjustments made in the business model. In this context, YoY early delinquency remained relatively stable increasing only by +3 bps.

Accordingly, the cost of risk fell -96 bps YoY due to an improvement in the quality of risk of new vintages. This ratio represents the minimum historic level reported over the last two years.

In the YoY analysis, the internal overdue loan ratio and the NPL ratio reported increases of +89 bps and +71 bps respectively given that, as mentioned earlier, these ratios include provisions for loans that cannot be charged off given the existence of real guarantees. Additionally, these loans register seasonal effects that are present every 1Q.

Mortgage – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	With regard to Mortgage loans, it is important to note that this portfolio is backed by guarantees that require a judicial process to liquidate, which takes between 3 to 4 years on average. As such, it is necessary to analyze the evolution of early delinquency, which increased +19 bps and +32 bps QoQ and YoY respectively. This level is, however, within the appetite for risk limits set by the organization for this segment. The YoY deterioration was attributable to maturities (between 3 and 4 years) in the Mivivienda loan portfolio.

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The cost of risk in this segment fell -16 bps QoQ due to an operating error in 4Q15 in the registry for provisions for loan losses for the Mivivienda program, which was reversed this quarter. YoY, the cost of risk increased +18 bps due to: i) the maturity cicle of the Mivivienda portfolio5, which continued to account for approximately 15% of the total mortgage loan portfolio; and ii) the slight deterioration in vintages in FC loans for the traditional mortgage product, which were disbursed mainly in 2012 and 2013; and iii) lastly, some clients that hold other Credicorp products experienced difficulties in their debt service capacities with other entities (internal alignment).

It is important to note that the Mortgage segment is divided into two products: Traditional Mortgage at BCP and Mivivienda. We continue to conduct follow-up on the overdue loans for both products, with special attention on cases that are subject to judicial processes, to improve the recovery strategy.

Consumer – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	The early delinquency ratio for the Consumer portfolio increased +39 bps YoY after having fallen consistently during the first three quarters of 2015. This was due to growth in the delinquent portfolio that was attributable to maturities in the “affluent” campaign and to the economic downturn.

The cost of risk increased +45 bps YoY due to an increase in provisions for loan losses in this segment due to a deterioration in the portfolio’s risk quality.

5 The MiVivienda program provides mortgage loans that are backed by the Peruvian government. In 2014, a new Mivivienda loan was launched with better conditions to improve payment compliance levels.

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Credit Card – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vii)	The Credit Card portfolio posted YoY growth in its early delinquency and non-performing segments. It is important to note that the levels reported are within the organization’s appetite for risk. This deterioration was mainly associated with the maturity of vintages originated at the beginning of 2015, which have continued to post lower-than-expected delinquency levels.

In terms of the cost of risk, the YoY analysis shows an increase that was due, in part, to an increase in provisions for loan losses due to a deterioration in some of our clients’ debt service capacities to pay obligations assumed with other entities (the information is obtained through external sources, which are available in the Peruvian financial system).

Mibanco – Portfolio quality and Cost of risk6

(viii)	The internal overdue loan ratio at Mibanco fell -132 bps YoY. This was primarily due to a contraction in internal overdue loans, which was attributable to efforts made over the past year to clean up the loan portfolio and improve the quality of risk. In 1Q16, these initiatives were stepped up (in comparison to last quarter) with efforts to align the portfolio with the charge-off policy to complete the clean-up process. An increase in loan origination helped reduce the NPL ratio by -126 bps.

6 Mibancos’ cost of risk is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

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The cost of risk fell -109 bps QoQ. This was due to the fact that virtually no growth was posted in gross loans and to an increase in provisions reversals. Both of these aspects were attributable to an improvement in the risk quality of new vintages. In the YoY analysis, Mibanco continued to improve and post greater stability, registering a drop of -142 bps YoY.

4.	Net Interest Income (NII)

NIM contracted -22 bps QoQ and -40 bps YoY. This was due mainly to (i) an increase in interest expenses in a scenario of increasing interest rates; (ii) loan expansion, mainly in low-margin segments, such as Wholesale Banking and Mortgage; and (iii) the strategy to improve the risk profile, which implies reduction of interest rates. This last factor was reflected in a lower drop in NIM after provisions of -5 bps QoQ and -3 bps YoY.

Net interest income	Quarter			% change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Interest income	2,377,217	2,669,558	2,664,565	-0.2%	12.1%
Interest on loans	2,077,123	2,318,175	2,311,996	-0.3%	11.3%
Interest and dividends on investments	18,538	4,201	39,808	847.6%	114.7%
Interest on deposits with banks	7,615	7,560	12,366	63.6%	62.4%
Interest on trading securities	218,722	252,266	254,223	0.8%	16.2%
Other interest income	55,219	87,356	46,172	-47.1%	-16.4%
Interest expense	591,855	694,118	717,875	3.4%	21.3%
Interest on deposits	208,817	234,773	256,690	9.3%	22.9%
Interest on borrowed funds	184,441	210,465	202,950	-3.6%	10.0%
Interest on bonds and subordinated notes	177,792	202,416	203,421	0.5%	14.4%
Other interest expense	20,805	46,464	54,814	18.0%	163.5%
Net interest income	1,785,362	1,975,440	1,946,690	-1.5%	9.0%
Net interest income after provisions	1,283,226	1,472,866	1,493,453	1.4%	16.4%
Average interest earning assets	124,593,161	142,411,827	146,139,956	2.6%	17.3%
Net interest margin (1)	5.73%	5.55%	5.33%	-22 bps	-40 bps
Net interest margin after provisions (1)	4.12%	4.14%	4.09%	-5 bps	-3 bps

(1) Annualized

4.1	Interest Income

Interest income posted a slight drop of 0.2% QoQ, which was mainly due to lower earnings in the forward business (other interest income) and to the fact that interest on loans posted almost no growth (-0.3% QoQ), particularly at BCP Stand-alone.

Interest income from loans fell slightly QoQ due to (ii) loan growth, mainly in segments with very small margins such as Wholesale Banking and Mortgage; and (iii) the strategy to improve the risk profile, which entails reducing interest rates because clients have better risk profile.

Nevertheless, it is important to note that growth in interest income on loans at Mibanco and BCP Bolivia, which was in line with growth in average daily balances of +5.7% QoQ and 2.3% QoQ respectively. Loan growth at BCP Bolivia was led by Wholesale Banking, which is a low margin segment. This had an impact on interest income on loans this quarter.

Lower gains in Other Interest Income QoQ is associated with a drop in gains on currency swaps with BCRP, which are mainly used by BCP Stand-alone. These swaps were negatively affected by a decrease in the transactions volume and by fluctuations in BCRP’s rate in Soles.

All of the aforementioned was attenuated by an increase in interest income and dividends on investments, which increased +847.6% QoQ. This was attributable to seasonal effects on this line, which are present every 1Q.

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In the YoY analysis, interest income grew +12.1%, mainly at Mibanco and BCP Stand-alone, due to:

(i)	Higher interest income on loans (+11.7%) due to the +14.3% YoY expansion in average daily balances for Credicorp loans, which was in line with growth in Wholesale Banking (+15.8%), SME-Business (+33.5%) and Mortgage (+9.2%);
(ii)	Growth in interest income on securities (+16.2%) and;
(iii)	Higher interest income and dividends on investments (+114.7%).

4.2	Interest Expenses

Interest Expenses increased +3.4% QoQ. This was mainly due the evolution of business at Credicorp Capital, BCP Individual and Mibanco. In the case of Credicorp Capital, there was a loss on derivative instruments, mainly at its Credicorp Capital Columbia subsidiary.

BCP Individual and Mibanco accounted for the majority of the increase in Interest expenses on deposits (+9.3% QoQ). This was attributable to growth in core deposits at BCP Stand-alone, which also posted an increase in their average cost QoQ, as explained in section 2.1.1: Funding Structure by Currency and Tenure- BCP Stand-alone.

In the case of Mibanco, the QoQ variation in accounting balances shows a decrease in deposits, which was associated with pre-payment of a significant amount of time deposits in the month of February 2016. Nevertheless, its interest expense was registered in the first 2 months of the quarter.

4.3	Net Interest Margin (NIM)

In the QoQ analysis, NIM fell considerably due to a larger drop in NII (-1.5% QoQ) vs. growth in average IEA (+2.6% QoQ). Nevertheless, NIM after provisions reported a slight decrease of -5 bps QoQ, which was attributable to the fewer provisions reported in this 1Q16.

The aforementioned reflects Credicorp’s strategy to improve the portfolio’s risk profile, which required driving growth to lower margin segments. As is presented in the graphic below, NIM after provisions was relatively stable over the last three quarters. It is also important to note that the gap between NIM and NIM after provisions has decreased due to an improvement in the risk profile. In fact, in 1Q16, we registered the lowest gap between these figures since 4Q13.

NIM was also affected, but to a lesser extent, by a drop in gains on derivative instruments QoQ (BCRP Instruments in particular) and by a slight QoQ increase in interest expenses.

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Credicorp’s NIM, NIM after provisions, Adjusted NIM & Adjusted NIM after provisions7

NIM on loans fell -25 bps due seasonal factors that affect this component every 1Q. In the YoY analysis, NIM on loans fell -18 bps YoY due to higher average growth in loans than in the margin due to a change in the loan portfolio mix in 2015 to favor more profitable segments.	NIM on loans

Credicorp’s NIM vs. Adjusted NIM *Adjusted NIM = (Net interest margin)*4 / [Average (Interest earning assets – Restricted-deposits related to BCRP instruments)]

The adjusted NIM fell -27pbs. This drop was slightly higher than the reduction posted for NIM due to a QoQ increase in the balance of BCRP Instruments. Nevertheless, in the YoY analysis, if we exclude the effect of the restricted deposits generated by BCRP Instruments, Adjusted NIM fell -24 bps.

7 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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It is also important to analyze NIM by subsidiary. The table below contains the interest margins for each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
NIM for 1Q15 (2)	5.05%	14.12%	4.39%	2.15%	5.73%
NIM for 4Q15	4.85%	14.43%	4.15%	2.15%	5.55%
NIM for 1Q16	4.52%	14.47%	4.31%	2.03%	5.33%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

(2) Figures differ from the ones reported last quarter. Please consider this report’s figures.

The evolution of NIM global per subsidiary indicates that BCP Stand-alone explains the majority of the variation in Credicorp’s NIM given that it represents around 68% of Credicorp’s net interest income. The QoQ and YoY drop at Credicorp was due to a decline in BCP Stand-alone’s NIM. This was due to higher loan growth in lower margin segments, as discussed above, and to an increase in the use of BCRP instruments during 2015.

NIM at Mibanco and BCP Bolivia increased +5 bps QoQ and +16 bps QoQ respectively. This was attributable to their loan growth measured in average daily balances at both subsidiaries, as explained in section 1.2: Credicorp Loans.

5.	Non-Financial Income

Non-financial Income fell -3.3% QoQ. This was due mainly to the drop in income from banking fees; in gains on foreign exchange transactions; and in non-recurring income at Edyficar (Other Income) in 4Q15. The aforementioned offset gains on sales of securities and gains on investments in subsidiaries. In the YoY evolution, non-financial income reported a drop of -13.2% due to lower gains on foreign exchange transactions. Nevertheless, if we remove the effect of extraordinary income in 1Q15, the result increases +0.5% due to an increase in the transactions volume at BCP Stand-alone.

Non-financial income	Quarter			% change
S/.000	1Q15	4Q15	1Q16	QoQ	YoY
Fee income, net	643,627	687,164	680,962	-0.9%	5.8%
Net gain on foreign exchange transactions	200,446	207,165	165,143	-20.3%	-17.6%
Net gain on sales of securities	24,886	(16,816)	5,453	132.4%	-78.1%
Net gain from associates(1)	146,818	(2,853)	3,537	224.0%	-97.6%
Other income	41,652	73,894	62,487	-15.4%	50.0%
Total non financial income	1,057,428	948,554	917,582	-3.3%	-13.2%

(1) Mainly includes the agreement between Grupo Pacífico and Banmédica.

Fee income, which represents the main source of non-financial income (74% of the total), registered a slight drop QoQ due to its seasonality in 4Q, which in turn is related to higher volumes in the transactional banking business. Nevertheless, it is important to note that this component grew +5.8% YoY due to an increase in the volume of banking transactions (transfers and credit cards) at BCP Stand-alone, and to a lesser extent, to the increase in fees at Prima AFP and BCP Bolivia. The latter was related to its off-balance sheet transactions.

Net gains on foreign exchange transactions (represent 18% of the total) fell -20.3% QoQ. This was due mainly to lower gains on foreign exchange transactions at BCP Stand-alone, which was attributable to a decrease in volume and losses on currency trading due to the QoQ depreciation in the US Dollar (-2.49%). Credicorp Capital also reported losses (-36% QoQ) on exchange rate transactions due to long-positions in foreign currency.

Other income fell -15.4% QoQ. This was due mainly to extraordinary income in 4Q15 at Edyficar.

The QoQ evolution in fee income, net gains of foreign exchange transactions and other income offset higher gains on sales of securities and gains from associates.

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Net gains on sales of securities reported an increase of +132.4% QoQ, which was mainly attributable to Credicorp Capital’s equity business in Colombia and Chile.

Net gain from associates, which comes from the agreement between Grupo Pacifico and Banmedica for the health business, is shown in the following table:

	Quarter
Millions (S/)	1Q15	4Q15	1Q16
(+) EPS contribution (50%)	5.0	8.5	7.5
(-) Medical service deduction (50%)	-2.4	-1.1	-4.0
(=) Net gain from associates excluding
Non-recurring income/expense	2.6	7.4	3.5
(+) Non-recurring income/expense	144.2	-10.3	-
(=) Net gain from associates	146.8	-2.9	3.5

i)	A 50% contribution to net earnings due to the corporate health insurance and medical services business, which were equivalent to S/7.5 million; this represented a drop of -11.8% QoQ due to an increase in the acquisition cost, general expenses and lower financial income.

ii)	A deduction equivalent to 50% of the net earnings generated in the private health insurance businesses that the Grupo Pacifico manages, which totaled S/4.0 million in 1Q15. This represented 263.6% growth QoQ that was attributable to an increase in the Private Medical line’s business, which was associated with more sales of the Multisalud product.

It is important to note that in 1Q15 and 4Q15 the total amount includes non-recurring income/expenses, with the exception of those discussed above, there was a -52.2% drop QoQ and an increase of +36.2% YoY in Net gain from associates.

The figure below shows the contribution of each of Credicorp’s subsidiaries to growth in Credicorp’s fee income in 1Q16. It is evident that banking fees fell slightly QoQ:

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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Nevertheless, growth was situated at 5.8% YoY:

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The table below shows the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% change
S/. 000	1Q15	4Q15	1Q16	QoQ	YoY
Miscellaneous accounts (1)	143,259	170,579	165,928	-2.7%	15.8%
Credit cards (2)	61,833	63,331	70,750	11.7%	14.4%
Drafts and transfers	29,979	37,600	37,501	-0.3%	25.1%
Personal loans (2)	27,006	24,399	22,950	-5.9%	-15.0%
SME loans (2)	19,087	16,075	17,559	9.2%	-8.0%
Insurance (2)	17,191	19,639	18,297	-6.8%	6.4%
Mortgage loans (2)	12,909	12,692	6,834	-46.2%	-47.1%
Off-balance sheet (3)	39,365	41,163	42,557	3.4%	8.1%
Payments and collections (3)	87,617	95,960	93,987	-2.1%	7.3%
Commercial loans (3)	15,576	18,240	17,201	-5.7%	10.4%
Foreign trade (3)	10,528	11,396	13,598	19.3%	29.2%
Corporate finance	10,349	9,145	13,290	45.3%	28.4%
ASB	6,627	6,515	5,995	-8.0%	-9.5%
Others (4)	38,304	41,894	37,888	-9.6%	-1.1%
Total fee income	519,631	568,630	564,336	-0.8%	8.6%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Fee income in the banking business fell -0.8% QoQ and increased +8.6% YoY. This was due mainly to the evolution of business at BCP, which is the main generator of this type of income.

The evolution of fee income in the banking business fell slightly QoQ and increased +8.6% YoY due to better performance. It is important to note that this analysis places emphasis on the comparison with 1Q15 given that 4Q is positively affected by the aforementioned seasonality in the transactional banking business. The most noteworthy points were:

i)	The Miscellaneous Accounts line fell slightly QoQ due to seasonal effects in 4Q15. Nevertheless, there was a significant increase YoY (+15.8%) due to an increase in the transactions volume in savings accounts, current accounts and credit cards.

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ii)	Fee income for Credit Cards (+11.7% QoQ) grew due to higher fees for late payments and credit card memberships. Expenses also fell after a penalty was paid in December 2015 for S/1,506 MM after the bank failed to meet Amex’s target.

iii)	Collections and payments fell slightly QoQ due to seasonal factors. Nevertheless, more commissions were posted YoY (+7.3%) due to more efficient management.

iv)	Growth in commissions in corporate finance (+45.3% QoQ) due to a waiver fee received in the month of January.

The YoY evolution of the aforementioned lines offset the drop in fees for Mortgage Loans (-46.2% YoY) and Personal Loans (-15% YoY).

6.	Insurance underwriting result

The insurance underwriting result fell -11.5% QoQ. This was due mainly to an increase in the acquisition cost in the property and casualty line8 and in life insurance due to a decrease in underwriting income after profit-sharing in 4Q15. Nevertheless, net earned premiums increased this quarter in both the P & C and Life lines while the loss ratio for the P & C business dropped. In the YoY analysis, the underwriting result increased 23.6%, which was due primarily to growth in the net earned premium (mainly in the P & C business).

Insurance underwriting result	Quarter			% change
S/000	1Q15	4Q15	1Q16	QoQ	YoY
Net earned premiums	404,496	436,161	453,237	3.9%	12.0%
Net claims	(232,275)	(278,354)	(263,923)	-5.2%	13.6%
Acquisition cost (1)	(75,970)	(23,415)	(70,380)	200.6%	-7.4%
Total insurance underwriting result	96,251	134,392	118,934	-11.5%	23.6%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

1) Includes medical assistance for dependents and medical services.

8 Property and casualty insurance includes the car insurance line, private health insurance and P & C. Private health insurance corresponds to health insurance that is managed by Grupo Paficico and for which Banmedica receives 50% of the net earnings as stipulated in the joint venture agreement.

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6.1	Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millons)	(S/ millons)

(1) Includes medical assistance for dependents and medical services.

Total premiums fell slightly QoQ due to a decrease in premium turnover in both P & C and Life Insurance:

(i)	The evolution of the P & C business was due to a decrease in premium turnover in property and casualty (fire, marine hulls and technical lines) that was offset by higher premiums in the car and private health insurance lines.

(ii)	The decline in life insurance was due to the annuities line, which reported lower sales of retirement policies. This attenuated the increase seen in premium turnover in other business lines, which was led by Group Life, due to annual policy renewals, and by Credit Life, due to higher turnover in the Mibanco and Individual Life channels, which was associated with the exchange rate effect.

Nevertheless, net earned premiums increased +3.9% QoQ due to a higher reserve levels both for P & C and life as well as fewer ceded claims in P & C insurance. Lower reserves in the Life line were due to a decrease in premiums in Annuities while the drop in P & C was attributable to the car and property and casualty lines. A decrease in ceded premiums was evident in the P & C business due to lower premium turnover this quarter.

6.2	Net claims

Net claims by business

(S/ million)

(1) Includes medical assistance for dependents and medical services.

Net claims fell 5.2% QoQ, which was due to an increase in the loss ratio for the P&C business, due mainly to: (1) the evolution of private healthcare insurance that was associated with an increase in median costs of oncological products in 4Q15 and, (2) in the car insurance line, with fewer claims for comprehensive risk coverage. This scenario mitigated higher claims in the Life Insurance line, particularly in i) group life (SCTR), due to an up-dating of costs, changes in the status of judicial cases, and in ii) annuities due to accruals on previous periods.

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6.3	Acquisition cost

Acquisition cost by Business

(S/. million)

(1) Includes medical assistance for dependents and medical services.

The increase in the acquisition cost was due primarily to a decrease in underwriting income, which was associated with growth in profit-sharing with reinsurance entities in the P & C business and in the Life line in 4Q15. Fees increased in Life Insurance and in the P & C line. The underwriting result this quarter posted an increase in the P & C line due to growth in provisions for uncollectible reinsurance.

Acquisition cost	Quarter			% change
S/000	1Q15	4Q15	1Q16	QoQ	YoY
Net fees	(62,613)	(38,679)	(54,921)	42.0%	-12.3%
Underwriting expenses	(24,816)	(20,112)	(29,928)	48.8%	20.6%
Underwriting income	11,459	35,375	14,469	-59.1%	26.3%
Acquisition cost	(75,970)	(23,415)	(70,380)	200.6%	-7.4%

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7.	Operating expenses and efficiency

The efficiency ratio9 improved 220 bps QoQ due to the significant reduction in operating expenses that offset the slight decrease in operating income. YoY, the efficiency ratio deteriorated 40 bps due to higher salaries and employees benefits, which reflect mainly the effect of business expansion on variable remunerations, and in a lesser extent the slight deterioration in the efficiency of other subsidiaries of Credicorp.

Operating expenses	Quarter			% change
S/. 000	1Q15	4Q15	1Q16	QoQ	YoY
Salaries and employees benefits	715,195	740,924	735,970	-0.7%	2.9%
Administrative, general and tax expenses	431,167	586,487	453,686	-22.6%	5.2%
Depreciation and amortizacion	108,393	115,944	111,770	-3.6%	3.1%
Other expenses	41,115	114,788	47,033	-59.0%	14.4%
Total expenses	1,295,870	1,558,143	1,348,459	-13.5%	4.1%
Operating income (1)	3,180,749	3,303,077	3,249,569	-1.6%	2.2%
Operating expenses (2)	1,330,725	1,466,770	1,371,806	-6.5%	3.1%
Reported efficiency ratio (3)	41.8%	44.4%	42.2%	-220 bps	+40 bps
Operating expenses / Total average assets (4)	3.6%	3.7%	3.3%	-40 bps	-30 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average are calculated with period-beginning and period-ending balances.

Total Operating Expenses posted a decline of -6.5% QoQ due to a drop in Administrative, General and Tax expenses, mainly at BCP Stand-alone. Expenses fell in:

(i)	Marketing, due to more transactions in December in the Programa Lanpass and lower expenses for advertising given that the first few months of the year are less dynamic in our businesses lines;
(ii)	Lower expenses due to a decrease in legal expenses relative to extrajudicial debt-collections, printing and expenses relative to the service quality program;
(iii)	Consultancy; and
(iv)	Programming and systems, due mainly to license maintenance.

In the YoY analysis, total Operating Expenses posted an increase due to higher expenses for:

(i)	Salaries and employee benefits, due to an increase in the number of employees due to the acquisition of Mibanco and organic growth; and
(ii)	Administrative and General expenses and Taxes, due to an increase in expenses for Taxes and Contributions, Other Expenses and Outsourcing at BCP Stand-alone, which was partially offset by a drop in expenses for Marketing and Minor Expenses at Mibanco and a decrease in expenses for Channels at BCP Stand-alone.

9 The efficiency ratio is calculated with the following formula:

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Credicorp’s administrative and general expenses

Administrative and general expenses(1)	Quarter						% change
S/. (000)	1Q15%		4Q15%		1Q16%		QoQ	YoY
Marketing	55,374	13%	79,837	14%	50,577	11%	-36.7%	-8.7%
Taxes and contributions	50,488	12%	54,638	9%	61,801	14%	13.1%	22.4%
Insfrastructure	53,526	12%	67,225	11%	52,911	12%	-21.3%	-1.1%
Minor expenses	54,644	13%	75,719	13%	46,885	10%	-38.1%	-14.2%
Systems outsourcing	45,597	11%	59,106	10%	54,706	12%	-7.4%	20.0%
Programs and systems	44,668	10%	66,338	11%	47,575	10%	-28.3%	6.5%
Communications	25,415	6%	31,050	5%	23,478	5%	-24.4%	-7.6%
Rent	40,352	9%	44,785	8%	45,167	10%	0.9%	11.9%
Consulting	16,495	4%	41,580	7%	17,480	4%	-58.0%	6.0%
Channels	41,268	10%	47,945	8%	36,963	8%	-22.9%	-10.4%
Others (2)	3,339	1%	18,264	3%	16,142	4%	-11.6%	383.4%
Total administrative and general expenses	431,167	100%	586,487	100%	453,686	100%	-22.6%	5.2%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The operating expenses/ total average assets ratio posted a decline of -40 bps QoQ and -30 bps YoY. This was due primarily to lower growth in operating expenses than in total assets (+2.6% QoQ and 13.4% YoY).

Reported efficiency ratio by subsidiary(1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp
1Q15	39.7%	60.5%	65.3%	21.7%	25.6%	41.9%	97.9%	41.8%
4Q15	43.5%	56.2%	64.6%	29.8%	22.2%	43.4%	102.3%	44.4%
1Q16	39.1%	60.5%	58.2%	24.7%	29.2%	44.7%	120.7%	42.2%
Var. QoQ	-440 bps	+430 bps	-640 bps	-510 bps	+700 bps	+130 bps	+184 bps	-220 bps
Var. YoY	-60 bps	0 bps	-710 bps	+30 bps	+360 bps	+280 bps	+2280 bps	+40 bps

(1) figures of subsidiaries differ from previously reported, please consider the data presented on this report.

(2) (Operating income + acquisition cost - other expenses) / (Net interest income + fee income + Net gain from associates + net earned premiums)

Operating income contracted QoQ due to lower income from Gains on FX Transactions, mainly at BCP Stand-alone, due to the Sol’s volatility against the US Dollar. YoY an increase was posted in operating income, which was attributable to higher net interest income, particularly at BCP Stand-alone and Mibanco, due to loan expansion.

The QoQ analysis indicates that the efficiency ratio was situated at 42.2% at the end of 1Q16, which represented a decline of -220 bps with regard to the 44.4% posted in 4Q15. This evolution was due to lower administrative and general expenses at:

(i)	BCP Stand-alone, which reported a decline of -440 bps QoQ in it is efficiency ratio due to lower marketing expenses, minor expenses, expenses for consultancy services and programming and systems; and
(ii)	Bolivia, due to lower expenses for third party services and a drop in expenses for Taxes and Contributions after the Tax on Sales of Foreign Currency (IVME) went into effect on December 5, 2015.

Despite the decrease reported QoQ, the YoY efficiency ratio grew +40 bps YoY due to:

(i)	Prima, due to higher expenses for programming and systems outsourcing; and

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(ii)	Credicorp Capital, due to higher expenses for Salaries and Employee Benefits, which were associated with incentives (mainly at Credicorp Capital Chile) and less income due to lower gains in foreign exchange transactions.

8.	Regulatory Capital

8.1	Regulatory Capital –BAP

Capital Regulatorio y Capitalización	Saldo a			% variación
S/000	Mar 15	Dec 15	Mar 16	TaT	AaA
Total Capital Regulatorio de Credicorp (A)	17,822,559	18,614,741	20,868,224	12.1%	17.1%
Tier I (1)	10,609,098	10,843,056	12,109,040	11.7%	14.1%
Tier II (2) + Tier III (3)	7,213,461	7,771,685	8,759,184	12.7%	21.4%
Requerimiento de Capital Regulatorio de Credicorp (B)	14,966,441	16,400,831	17,230,734	5.1%	15.1%
Ratio Capital regulatorio (A) / (B)	1.19	1.13	1.21
Ratio de requerimiento de capital regulatorio (4)	1.00	1.00	1.00

(1) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(2) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(3) Tier III = Subordinated debt covering market risk only.

(4) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of March 2016, Credicorp reported a capitalization level that was 1.21 times higher than the capital required by the regulating entity in Peru. This ratio increased QoQ due to higher growth in Credicorp’s regulatory capital (+12.1%) than in the regulatory capital requirement (+5.1% QoQ).

The QoQ growth in regulatory capital was due primarily to higher facultative and restricted reserves in March 2016 after declaring the distribution of net income generated in 2015.

The QoQ increase in the regulatory capital requirement was due mainly to the consolidated financial group, which registered higher equity growth. This was in turn attributable to an increase in average risk-weighted assets at BCP Stand-alone, which was associated with growth of 1.7% QoQ in total loans (measured in quarter-end balances and based on local accounting results).

It is important to note that Tier 1 represents 58% of Credicorp’s total regulatory capital, which is similar to the 58.2% posted in 4Q15.

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8.2	Regulatory Capital –BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	1Q15	4Q15	1Q16	QoQ	YoY
Capital Stock	5,854,051	5,854,051	7,066,346	20.7%	20.7%
Legal and Other capital reserves	3,157,732	3,157,906	3,582,209	13.4%	13.4%
Accumulated earnings with capitalization agreement	-	600,000	-	-1.00	N/A
Loan loss reserves (1)	1,040,271	1,146,571	1,166,266	1.7%	12.1%
Perpetual subordinated debt	774,000	852,750	831,500	-2.5%	7.4%
Subordinated Debt	4,240,862	4,588,342	4,486,420	-2.2%	5.8%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,691,429)	(1,587,929)	(1,637,195)	3.1%	-3.2%
Investment in subsidiaries and others	1,823,790	1,922,061	1,852,010	-3.6%	1.5%
Unrealized profit and net income in subsidiaries	132,361	334,132	214,815	-35.7%	62.3%
Goodwill	(122,083)	(122,083)	(122,083)	-	-
Total Regulatory Capital	13,253,404	14,489,607	15,373,464	6.1%	16.0%

Off-balance sheet	28,124,349	34,040,634	33,068,225	-2.9%	17.6%

Tier 1 (2)	8,884,166	9,715,725	10,646,783	9.6%	19.8%
Tier 2 (3) + Tier 3 (4)	4,369,238	4,773,882	4,726,681	-1.0%	8.2%

Total risk-weighted assets	91,100,741	101,068,773	102,488,839	1.4%	12.5%
Market risk-weighted assets (5)	1,414,538	2,047,887	1,673,168	-18.3%	18.3%
Credit risk-weighted assets	83,221,663	91,725,676	93,301,253	1.7%	12.1%
Operational risk-weighted assets	6,464,540	7,295,209	7,514,419	3.0%	16.2%

Adjusted Risk-Weighted Assets(6)	91,100,741	100,587,378	102,008,703	1.4%	12.0%
Total risk-weighted assets	91,100,741	101,068,773	102,488,839	1.4%	12.5%
(-) RWA Intangible assets, excluding goodwill.	-	481,395	480,136	-0.3%	-
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-

Total capital requirement	10,866,089	12,212,332	12,405,547	1.6%	14.2%
Market risk capital requirement (5)	141,454	204,789	167,317	-18.3%	18.3%
Credit risk capital requirement	8,322,166	9,172,568	9,330,125	1.7%	12.1%
Operational risk capital requirement	646,454	729,521	751,442	3.0%	16.2%
Additional capital requirements	1,756,015	2,105,455	2,156,663	2.4%	22.8%
Capital ratios
Tier 1 ratio (7)	9.75%	9.61%	10.39%
Common Equity Tier 1 ratio (8)	8.36%	9.34%	8.81%
BIS ratio (9)	14.55%	14.34%	15.00%
Risk-weighted assets / Regulatory capital (10)	6.87	6.98	6.67

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses). (7) Tier 1 / Risk-weighted assets

(8) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains. Common Equity Tier I ratio = Common Equity Tier I / Adjusted Risk-Weighted Assets.

(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(10) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

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At the end of 1Q16, the BIS ratio was situated at 15.00%, which topped the figure posted at the end of 4Q15 (14.34%). This was due to lower growth in average risk-weighted assets (RWAs, +1.4% QoQ) than in regulatory capital (+4.2% QoQ). Growth in capital stock after the agreements made at the Annual General Meeting of Shareholders in March 2016 to approve an increase in capital stock and in legal reserves.

The expansion in RWAs was due to an increase in credit risk weighted assets (+1.7%) following +2.1% growth QoQ in total loans at BCP Stand-alone (measured in quarter-end balances and based on local accounting results).

The Tier 1 ratio rose from 9.61% in 4Q15 to 10.39% in 1Q16 due to the evolution of Tier 1 (+9.6% QoQ) vs RWAs.

Finally, the Common Equity Tier 1 (CET1) ratio, which is considered the most rigorous when it comes to measuring capitalization levels, reported a QoQ contraction, falling from 9.34% in 4Q15 to 8.81% in 1Q16. The aforementioned was due to a decrease in accumulated and period results, which is typical in 1Ts. It is important to note that the figures for 4Q15 and 1Q16 include a methodological adjustment in the RWAs, which consists of removing risk-weighted assets relative to intangibles from the denominator given that the same are recognized as deductions in the CET1.

Common Equity Tier 1 Ratio– BCP Stand-alone

December 2015	March 2016

(1) Gains on the sale of BCI shares to Credicorp contributed around 40 bps to the period’s earnings in the Common Equity Tier 1 ratio Common Equity Tier 1.

(2) Includes investments in BCP Bolivia and other.

Common Equity Tier 1
(S/ Millions)	Mar 16
Capital and reserves	10,649
Retained earnings	699
Unrealized gains (losses)	94
Goodwill and intangibles	(602)
Investments in subsidiaries (1)	(1,852)
Total CET1	8,988
Adjusted Risk-Weighted Assets	102,009
CET1 ratio	8.81%

(1) Includes investments in Mibanco and other subsidiaries.

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9.	Distribution channels

	Quarter			Change (units)
	1Q15	4Q15	1Q16	QoQ	YoY
Branches	448	460	463	3	15
ATMs	2,229	2,295	2,307	12	78
Agentes BCP	4,774	5,732	5,691	-41	917
Total BCP's Network	7,451	8,487	8,461	-26	1,010
Total Mibanco's Network	327	323	324	1	-3
Total Peru's Network	7,778	8,810	8,785	-25	1,007
Branches	46	47	47	-	1
ATMs	247	257	257	-	10
Agentes BCP Bolivia	61	50	100	50	39
Total Bolivia's Network	354	354	404	50	50
Total BCP Consolidated's Network	8,132	9,164	9,189	25	1,057

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 1Q15, 4Q15 and 1Q16 were 38.

The distribution channels at BCP, Mibanco and BCP Bolivia registered a total of 9,139 points of contact at the end of 1Q16, which represents a decrease of -25 units QoQ.

BCP posted a total of 8,461 points of contact at the end of 1Q16, which represented a reduction of -26 QoQ. The aforementioned was due primarily to a decrease in the number of Agentes BCP (-41 QoQ) in Lima. As such, in the current context, 46% of the total number of BCP’s points of contact is in the provinces.

.

The number of Mibanco branches totaled 324 in 1Q16, which represented an increase of one unit QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion, which allows it to use the latter’s offices at the national level to reduce operating costs. At the end of 1Q16, these branches represented 12% of the total number of branches (38 branches).

BCP Bolivia increased its Agentes (+50 QoQ), in keeping with its growth strategy.

In the YoY analysis, the total number of points of contact at BCP increased (+1,010 YoY). This was due to an increase in Agentes BCP and in ATMs, in line with the organization’s banking penetration and expansion plan. BCP Bolivia increased its points of contact (+50 YoY), which was primarily attributable to the increase in Agentes and ATMs. This was in line with the organization’s growth strategy, which aims to reach 150 points of contact at the end of 2016. During this period, Mibanco registered a decrease in its number of branches (-3 YoY), in line with proximity criteria and client concentration levels.

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Transactions per channel

	Monthly average in each quarter						% change
N° of Transactions per channel(1)	1Q15%		4Q15%		1Q16%		QoQ	YoY
Teller	9,363,737	10.9%	9,171,259	9.4%	8,622,883	9.3%	-6.0%	-7.9%
ATMs	17,123,762	19.9%	20,141,385	20.7%	18,797,333	20.2%	-6.7%	9.8%
Balance inquiries	3,059,237	3.6%	2,360,381	2.4%	2,235,819	2.4%	-5.3%	-26.9%
Telephone banking	2,530,935	2.9%	2,539,704	2.6%	2,366,180	2.5%	-6.8%	-6.5%
Internet banking Via BCP	18,685,412	21.7%	20,357,428	21.0%	19,695,825	21.2%	-3.2%	5.4%
Agente BCP	13,348,690	15.5%	14,465,417	14.9%	14,088,496	15.1%	-2.6%	5.5%
Telecrédito	7,664,287	8.9%	9,081,293	9.3%	8,278,380	8.9%	-8.8%	8.0%
Mobile banking	5,215,085	6.1%	8,551,635	8.8%	8,776,892	9.4%	2.6%	68.3%
Direct debit	716,838	0.8%	736,275	0.8%	690,740	0.7%	-6.2%	-3.6%
Points of sale P.O.S.	8,027,100	9.3%	9,509,491	9.8%	9,224,731	9.9%	-3.0%	14.9%
Other ATMs network	219,435	0.3%	236,397	0.2%	219,849	0.2%	-7.0%	0.2%
Total transactions	85,954,517	100.0%	97,150,666	100.0%	92,997,130	100.0%	-4.3%	8.2%

(1) Figures include monetary and non-monetary transactions.

The monthly average of transactions fell QoQ. This was due mainly to a decrease in the transactions volume at ATM machines, ViaBCP Internet Banking and Telecredito due to seasonal factors that characterized 4Q15.

The YoY analysis, which excludes the seasonal effect, shows an increase in the monthly average of transactions (+8.2%). The aforementioned was due primarily to an increase in the transactions volume through cost-efficient channels, such as:

i)	Mobile Banking (+68.3% YoY), which continued to increase its share of total transactions due to its mobile applications “Banca Celular BCP” and “Tus Beneficios BCP.”
ii)	P.O.S Points of Sale (+14.9% YoY), thanks to a campaign to install P.O.S Visanet for SMEs with a BCP Current Account at no cost to the client.
iii)	ATMs (+9.8% YoY), which went hand-in-hand with the increase in points of contact YoY.
iv)	Internet Banking (+5.4% YoY), due to “Al Token” and “KMS.LANPASS” campaigns.

The channels that reported a YoY decrease in their transactions volume were: Balance Inquiries (-26.9% YoY) and Tellers (-7.9% YoY), which was in line with the migration to cost-efficient channels.

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10.	Economic outlook

Economic activity

In 1Q16, the economy grew about 4.0% YoY, lower than the 4Q15 figure (4.7% YoY), with a two-speed economy due to the differentiated dynamics between primary (7.9 % YoY) and non-primary sectors (2.9 % YoY).

The Primary GDP grew around 7.9% YoY. This was linked to the results in the Mining sector. In fact, by growing 21% YoY (above the 15.5% YoY recorded throughout 2015), it explained half the GDP growth during the first quarter (1.9pp.). The larger copper (+48%) and silver (+14%) production comes in a context of increasing productive capacity. In contrast, the Fuel sector limited the GDP growth (-0.5pp.) as it was negatively impacted by failures in the main duct transport system of crude oil (-24%) and natural gas liquids (-20%). Also, Fishing grew 2% due to the anchovy season during November 2015 and January 2016, despite the lower landings for direct human consumption.

On the other hand, the non-primary sectors grew about 2.9% YoY in 1Q16 (4T15: 2.8% YoY), above 2015 average (2.4%). This reflects a Construction sector advance (2.4% YoY) after four quarters of decline due to the rebound in public investment (18.7% YoY). Furthermore, Commerce and Services decelerated by advancing 2.7% YoY (4Q15: 3.9% YoY) and 4.3% YoY (4Q15: 4.5% YoY), respectively.

GDP Growth (var. %)	Primary and non-primary sectors (var. %)

Inflation

In March 2016, inflation was 0.6% month to month, lower than March 2015 (0.75% month to month). The annual inflation decreased to 4.3% at the end of 1Q16, from 4.6% in January 2016. Besides seasonal factors (beginning of the school year), relevant increases in prices of some components of the food basket (vegetables, legumes and meat) were related to supply problems provoked by El Niño.

Total inflation and excluding food and beverages(var. %)

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Monetary policy

After the BCRP increased the reference rate from 3.50% to 4.25% between September 2015 and February 2016, the entity maintained its reference rate in 4.25% during the March 2016 reunion and again in April 2016 because the increase in prices of some foods, public services and the currency depreciation are reverting. Also, the BCRP is more comfortable in a context where the twelve month inflation expectations have decreasing, the exchange rate has appreciated and the FED has taken a more dovish posture.

Reference Rate and inflation expectations (%, var. %)

Fiscal Accounts

In March 2015, the accumulated fiscal deficit in the last twelve months was 2.8% of GDP, explained mainly by lower revenues of the General Government (March 2016: 19.6% of GDP, March 2015: 21.8% of GDP). The public spending was recovered between February 2016 and March 2016 due to the advance of public projects. During 1Q16, the public investment grew 18.6% YoY and would have contributed 0.5 percentage points of GDP during the 1Q16, first positive register in seven months, guided mainly by subnational governments (National Government: -2.5%, Regional Government: 5.2%, Local Governments: 64.4%).

Contribution of Public Investment to GDP growth
(pp)

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External Accounts

In the first two months of the year, the trade balance accumulated a deficit of USD 701 million, higher than registered in the same period 2015 (USD -552 million). Exports in value fell 11.4% YoY in January/February, associated with the drop of 14.9% in prices, due mainly to the lower quotation of traditional products (-20.7%). In contrast, the volume of exports rose 4.1% (traditional: 10.9%, non-traditional: -8.7%). In the same period, imports decreased -7.8% in value due to a drop of 1.0% in volumes associated to the lower acquisitions of consumer goods (-4.2%) and capital goods (-3.3%). In addition, there was a drop of 6.9% in the imports prices due to the lower input quotations (-17.6%), where the drop in petroleum and crude oil prices highlighted (-38.9%).

Exports and imports January/February 2016 (var. %)

Exchange Rate

In March 2016, the exchange rate closed in USDPEN 3.313, registering an appreciation of 6.0% compared to the previous month (the higher monthly appreciation in 25 years). In this way, the exchange rate reversed the accumulated depreciation during January and February 2016 (3.2%) and accumulated an appreciation of 3.0% during 1Q16. The appreciation registered in March was explained by a change in the perception of emergent markets due to the lower aversion for global risk. Investors searched for higher returns in more risky assets such as commodities, bonds, stocks and currencies from emergent markets. Consequently, a mayor part of the regional currencies registered a similar behavior at the end of 1Q16, reversing the depreciation of the two first months of the year, except the Mexican peso (BRA: -9.3%, CHI: -5.8%, COL:-5.4%, PEN:-3.0%, MEX: 0.4%). The local currency appreciated up to USDPEN 3.268 by the 21st of April, after the first electoral results.

Exchange Rate (USDPEN)

47

Peru: Economic Forecast

Peru	2010	2011	2012	2013	2014	2015/F	2016/F	2017/F
GDP (US$ Millions)	148,666	170,759	192,982	201,801	202,679	192,142	193,044	201,775
Real GDP (% change YoY)	8.5	6.5	6.0	5.9	2.4	3.3	3.7	4.2
Domestic Demand (% change YoY)	14.9	7.7	7.5	7.0	2.1	3.0	1.7	3.0
Total Consumption (% change YoY)	8.2	5.8	6.4	5.5	4.5	4.3	3.4	3.4
Fixed Investment/GDP	25.1	24.0	25.8	26.7	25.8	24.3	23.5	23.7
Inflation Rate	2.1	4.7	2.6	2.9	3.2	4.4	3.5	2.7
Reference Rate (eop)	3.00	4.25	4.25	4.00	3.50	3.75	4.50	4.75
Exchange Rate, eop	2.81	2.70	2.55	2.80	2.98	3.41	3.50	3.55
Exchange Rate, average	2.83	2.75	2.63	2.70	2.84	3.19	3.43	3.52
Fiscal Balance (% of GDP)	-0.2	2.0	2.3	0.9	-0.3	-2.1	-2.7	-3.0
Trade Balance (US$ Million)	6,988	9,224	6,212	450	-1,406	-3,207	-1,536	-574
Exports	35,803	46,376	47,411	42,861	39,533	34,157	34,774	38,098
Imports	28,815	37,152	41,198	42,411	40,939	37,363	36,310	38,672
Current Account Balance	-3,545	-3,177	-5,300	-8,637	-8,093	-8,430	-7,199	-6,476
(as a % of GDP)	-2.4	-1.9	-2.7	-4.3	-4.0	-4.4	-3.7	-3.2
International Reserves (USD MM)	44,105	48,816	63,991	65,710	62,308	61,485	60,615	59,801

Source: INEI, BCR, BCP/Credicorp Capital. F/ Forecasts under available information

48

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

49

11.	Appendix

11.1	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY

ASSETS
Cash and due from banks	26,100,818	31,541,569	29,074,027	-7.8%	11.4%
Cash and BCRP	22,492,482	28,154,392	27,257,232	-3.2%	21.2%
Deposits in other banks	3,561,480	3,278,652	1,815,602	-44.6%	-49.0%
Interbanks	40,993	105,741	-	-100.0%	-100.0%
Accrued interest on cash and due from banks	5,863	2,784	1,193	-57.1%	-79.7%

Trading securities, net	2,182,561	1,514,758	1,210,986	-20.1%	-44.5%

Loans	79,930,967	88,050,933	85,066,355	-3.4%	6.4%
Current	77,824,712	85,741,907	82,680,218	-3.6%	6.2%
Past due	2,106,255	2,309,026	2,386,137	3.3%	13.3%
Less - net provisions for possible loan losses	(3,465,241)	(3,838,009)	(3,755,337)	-2.2%	8.4%
Loans, net	76,465,726	84,212,924	81,311,018	-3.4%	6.3%

Investment securities available for sale	8,142,082	8,608,228	9,504,346	10.4%	16.7%
Investments held to maturiy	2,640,260	3,585,392	3,688,925	2.9%	39.7%
Property, plant and equipment, net	1,771,321	1,724,285	1,622,897	-5.9%	-8.4%
Due from customers acceptances	169,480	222,496	321,829	44.6%	89.9%
Other assets(1)	4,508,502	4,427,948	12,161,789	174.7%	169.8%

Total assets	121,980,750	135,837,600	138,895,817	2.3%	13.9%

LIABILITIES AND NET EQUITY

Deposits and obligations	75,240,706	86,121,553	81,846,712	-7.3%	6.1%
Demand deposits	26,887,935	26,702,699	29,176,005	1.7%	1.0%
Saving deposits	22,311,656	24,905,755	23,627,802	-5.1%	5.9%
Time deposits	19,623,112	27,055,689	22,318,699	-17.5%	13.7%
Severance indemnity deposits (CTS)	6,204,360	7,183,421	6,563,463	-8.6%	5.8%
Interest payable	213,643	273,989	160,743	-41.3%	-24.8%

BCRP instruments	7,956,780	10,612,840	11,181,320	5.4%	40.5%
Due to banks and correspondents	11,499,979	9,287,616	9,533,338	2.6%	-17.1%
Bonds and subordinated debt	13,400,119	14,445,670	13,523,675	-6.4%	0.9%
Acceptances outstanding	169,480	222,496	321,829	44.6%	89.9%
Other liabilities (2)	3,433,348	2,869,030	10,698,559	342.8%	270.0%

Total liabilities	111,700,412	123,559,205	127,105,433	2.9%	13.8%

Net equity	10,130,944	12,113,724	11,630,731	-4.0%	14.8%
Capital stock	5,560,671	5,560,671	6,772,966	21.8%	21.8%
Reserves	2,938,870	2,939,044	3,363,347	14.4%	14.4%
Unrealized gains and losses	100,750	99,197	87,938	-11.4%	-12.7%
Retained earnings	671,420	672,147	704,547	4.8%	4.9%
Income for the year	859,233	2,842,665	701,933	-75.3%	-18.3%

Minority interest	149,394	164,671	159,653	-3.0%	6.9%

Total equity	10,280,338	12,278,395	11,790,384	-4.0%	14.7%

Total liabilities and net equity	121,980,750	135,837,600	138,895,817	2.3%	13.9%

Off-balance sheet	60,665,354	70,451,671	58,360,744	-17.2%	-3.8%

(1)	Mainly includes intangible assets, other receivable accounts and tax credit. The increase in Other assets in 1Q16 is due mainly to the reclassification of Assets (S/8 million) from Banco de Crédito de Bolivia (BCB Bolivia) and Inversiones Credicorp Bolivia (ICBSA) as an investment available for sale. The aforementioned is a result of the approval of Banco de Credito del Peru’s management to transfer the shares of BCP Bolivia and ICBSA to other Credicorp’s subsidiary.
(2)	Mainly includes other payable accounts. Also the increase in 1Q16 is due mainly to the reclassification of Assets (S/6.8 million) from BCB Bolivia and ICBSA.

50

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY

Interest income and expense
Interest and dividend income	2,137,618	2,395,074	2,345,502	-2.1%	9.7%
Interest expense	(526,981)	(619,112)	(638,912)	3.2%	21.2%
Net interest income	1,610,637	1,775,962	1,706,590	-3.9%	6.0%

Net provision for loan losses	(497,023)	(492,229)	(437,335)	-11.2%	-12.0%

Non financial income
Fee income	494,372	539,268	536,787	-0.5%	8.6%
Net gain on foreign exchange transactions	184,686	195,558	158,569	-18.9%	-14.1%
Net gain on sales of securities	408,131	15,405	2,077	-86.5%	-99.5%
Other	19,882	28,797	28,811	0.0%	44.9%
Total non financial income,net	1,107,071	779,028	726,244	-6.8%	-34.4%

Operating expenses
Salaries and employees benefits	(559,102)	(573,338)	(569,269)	-0.7%	1.8%
Administrative expenses	(342,279)	(479,360)	(357,346)	-25.5%	4.4%
Depreciation and amortization	(83,868)	(89,581)	(85,360)	-4.7%	1.8%
Other	(27,496)	(18,325)	(20,865)	13.9%	-24.1%
Total operating expenses	(1,012,745)	(1,160,604)	(1,032,840)	-11.0%	2.0%

Operating income	1,207,940	902,157	962,659	6.7%	-20.3%
Translation result	(1,195)	8,528	(30,445)	-457.0%	2447.7%
Income taxes	(362,641)	(238,232)	(249,938)	4.9%	-31.1%
Minority interest	(1,476)	(1,909)	(4,889)	156.1%	231.2%
Net income continuing operations	842,628	670,544	677,387	1.0%	-19.6%
Net income discontinuing operations(1)	16,604	17,176	24,544	42.9%	47.8%
Net income	859,232	687,720	701,931	2.1%	-18.3%

(1) Figures differ from previously reported due to the reclassification of of BCB Bolivia and ICBSA as a discontinuing operation.

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q15	4Q15*	1Q16

Profitability
EPS(1)	0.12	0.10	0.10
Net interest margin (2)	5.76%	5.52%	5.36%
ROAA (2)(3)	2.9%	2.0%	2.0%
ROAE (2)(3)	34.3%	23.4%	23.7%
No. of outstanding shares (Million)	7,066	7,066	7,066

Quality of loan portfolio
Internal overdue ratio	2.64%	2.62%	2.81%
NPL ratio	3.47%	3.50%	3.67%
Coverage of Internal overdue loans	164.5%	166.2%	157.4%
Coverage of NPLs	124.8%	124.7%	120.3%
Allowance for loan losses as a percentage of total loans	4.3%	4.4%	4.4%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	43.0%	45.5%	42.1%
Oper. expenses as a percent. of total income - including all other items	37.3%	45.4%	42.5%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.3%	3.4%	3.0%

Capital adequacy
Total regulatory capital (S/ Million)	13,253	14,490	15,373
Tier 1 capital (S/ Million)	8,884	9,716	10,647
Common equity tier 1 ratio	8.36%	9.34%	8.81%
BIS ratio(5)	14.5%	14.3%	15.0%

* Figures differ from those previously reported, because they have been replaced with audited financial data.

(1) Shares outstanding of 7,066 million are used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

52

11.2	Mibanco

MIBANCO

(In S/. thousands, IFRS )

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY

ASSETS
Cash and due from banks	1,266,468	1,380,900	1,068,395	-22.6%	-15.6%
Investments available for sale and trading securities	1,442,203	1,584,886	1,617,629	2.1%	12.2%
Total loans	7,481,224	7,911,324	8,060,545	1.9%	7.7%
Current	6,957,712	7,451,706	7,598,087	2.0%	9.2%
Past-due	448,953	376,221	377,159	0.2%	-16.0%
Refinanced	74,560	83,397	85,298	2.3%	14.4%
Allowance for loan losses	(807,722)	(729,325)	(722,368)	-1.0%	-10.6%
Net loans	6,673,502	7,181,999	7,338,177	2.2%	10.0%
Property, plant and equipment, net	244,480	242,452	234,244	-3.4%	-4.2%
Other assets	698,682	664,593	579,223	-12.8%	-17.1%
Total assets	10,325,335	11,054,830	10,837,666	-2.0%	5.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,198,017	5,994,926	5,863,753	-2.2%	12.8%
Due to banks and correspondents	2,790,691	2,663,815	2,568,640	-3.6%	-8.0%
Bonds ans subordinated debt	743,046	733,033	650,348	-11.3%	-12.5%
Other liabilities	421,980	315,710	447,347	41.7%	6.0%
Total liabilities	9,153,733	9,707,483	9,530,087	-1.8%	4.1%

Net shareholders' equity	1,171,602	1,347,347	1,307,579	-3.0%	11.6%

Total liabilities and net shareholders' equity	10,325,335	11,054,830	10,837,666	-2.0%	5.0%

Net financial income	359,968	381,597	385,602	1.0%	7.1%
Provision for loan losses, net of recoveries	(86,533)	(84,420)	(64,165)	-24.0%	-25.8%
Non financial income	19,596	7,981	8,707	9.1%	-55.6%
Operating expenses	(234,258)	(230,010)	(231,877)	0.8%	-1.0%
Operating Income	58,773	75,149	98,266	30.8%	67.2%
Translation results	(745)	815	(628)	-177.1%	-15.7%
Income taxes	(16,493)	(19,480)	(22,731)	16.7%	37.8%
Net income	41,535	56,484	74,908	32.6%	80.3%

L/D ratio	143.9%	132.0%	137.5%	550 bps	-640 bps
PDL ratio	6.0%	4.8%	4.7%	-10 bps	-130 bps
NPL ratio	7.0%	5.8%	5.7%	-10 bps	-130 bps
Coverage of PDLs	179.9%	193.9%	191.5%	-240 bps	1160 bps
Coverage of NPLs	154.3%	158.7%	156.2%	-250 bps	190 bps
ROAE	14.4%	17.1%	22.6%	550 bps	820 bps
ROAE inc, goodwill	15.5%	15.5%	20.4%	490 bps	490 bps
Efficiency ratio	60.5%	56.2%	60.5%	430 bps	0 bps
Branches (1)	289	285	286	0.4%	-100.0%
Employees	9379	10,164	10,464	3.0%	-100.0%

53

11.3	BCP Bolivia

BCP BOLIVIA

(In S/. thousands, IFRS)

	Quarter			Change
	1Q15	4Q15	1Q16	QoQ	YoY

ASSETS
Cash and due from banks	785,254	1,427,300	1,412,355	-1.0%	79.9%
Investments available for sale and trading securities	1,241,118	1,116,566	1,165,611	4.4%	-6.1%
Total loans	3,730,027	4,731,859	4,877,385	3.1%	30.8%
Current	3,650,833	4,636,610	4,772,310	2.9%	30.7%
Internal overdue loans	60,789	74,066	86,927	17.4%	43.0%
Refinanced	18,405	21,182	18,148	-14.3%	-1.4%
Allowance for loan losses	-139,402	-175,648	-186,021	5.9%	33.4%
Net loans	3,590,626	4,556,211	4,691,363	3.0%	30.7%
Property, plant and equipment, net	41,107	42,390	41,022	-3.2%	-0.2%
Other assets	57,461	103,113	101,343	-1.7%	76.4%
Total assets	5,715,565	7,245,579	7,411,694	2.3%	29.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	4,969,327	6,378,492	6,501,871	1.9%	30.8%
Due to banks and correspondents	29,637	1,994	24,736	1140.7%	-16.5%
Bonds ans subordinated debt	32,767	106,399	104,274	-2.0%	218.2%
Other liabilities	197,665	178,093	215,647	21.1%	9.1%
Total liabilities	5,229,396	6,664,977	6,846,527	2.7%	30.9%

Equity	486,169	580,602	565,167	-2.7%	16.2%

Total liabilities and net shareholders' equity	5,715,565	7,245,579	7,411,694	2.3%	29.7%

Net interest income	56,306	67,240	71,644	6.6%	27.2%
Provision for loan losses, net of recoveries	-5,142	-7,865	-15,135	92.4%	194.3%
Net interest income after provisions	51,164	59,374	56,509	-4.8%	10.4%
Non financial income	21,277	26,704	31,731	18.8%	49.1%
Operating expenses	-50,748	-65,740	-56,066	-14.7%	10.5%
Translation result	-147	-82	18	-121.6%	-112.1%
Income taxes	-6,886	-5,292	-11,361	114.7%	65.0%
Net income	14,661	14,963	20,830	39.2%	42.1%

L/D ratio	75.1%	74.2%	75.0%
Internal overdue ratio	1.63%	1.57%	1.78%
NPL ratio	2.12%	2.01%	2.15%
Coverage of internal overdue ratio	229.3%	237.1%	214.0%
Coverage of NPLs	176.0%	184.4%	177.0%
Efficiency ratio	61.1%	59.4%	61.7%
ROAE	11.9%	10.8%	14.5%
Branches	46	47	47
Agentes	61	50	100
ATMs	247	257	257
Employees	1650	1709	1644

54

11.4	Credicorp Capital

Credicorp Capital	Quarter			% change
S/. 000	1Q15	4Q15	1Q16	QoQ	YoY
Net interest income	-4,359	601	-3,837	-738.4%	-12.0%
Non-financial income	129,413	121,358	128,629	6.0%	-0.6%
Fee income	77,989	88,916	79,105	-11.0%	1.4%
Net gain on foreign exchange transactions	11,325	6,418	4,120	-35.8%	-63.6%
Net gain on sales of securities	38,228	20,317	41,909	106.3%	9.6%
Other income	1,871	5,707	3,495	-38.8%	86.8%
Operating expenses (1)	-94,045	-182,145	-96,316	-47.1%	2.4%
Operating income	31,009	-60,186	28,476	-147.3%	-8.2%
Income taxes	-10,386	-4,678	-6,891	47.3%	-33.7%
Translation results	3,253	4,096	-690	-116.8%	-121.2%
Non-controlling interest (2)	-4,963	15,812	-4,087	-125.8%	-17.7%
Net income	18,913	-44,956	16,808	-137.4%	-11.1%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

55

11.5	Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	1Q15	4Q15	1Q16	QoQ	YoY
Total loans	856.3	916.5	914.2	-0.2%	6.8%
Total investments	902.4	847.5	873.3	3.0%	-3.2%
Total assets	1,909.9	1,962.7	2,129.7	8.5%	11.5%
Total deposits	1,569.0	1,567.3	1,654.9	5.6%	5.5%
Net shareholder's equity	189.8	209.2	216.2	3.4%	13.9%
Net income	6.4	4.8	-1.1	-123.4%	-117.7%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	1Q15	4Q15	1Q16	QoQ	YoY
Due from banks	113	167	256	53.3%	126.9%
Total loans	856	916	914	-0.2%	6.8%
Investments	799	755	817	8.2%	2.3%
Total interest earning assets	1,768	1,839	1,988	8.1%	12.4%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	1Q15	4Q15	1Q16	QoQ	YoY
Deposits	1,569	1,567	1,655	5.6%	5.5%
Borrow ed Funds	88	168	107	-36.4%	21.8%
Other liabilities	64	19	152	714.0%	139.0%
Total liabilities	1,720	1,754	1,913	9.1%	11.2%

56

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of March 2016

57

11.6	Grupo Pacifico

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY
Balance
Total assets	8,785,361	9,329,154	9,696,097	3.9%	10.4%
Invesment on securities (1)	6,293,815	6,720,080	6,986,860	4.0%	11.0%
Technical reserves	5,624,277	6,377,419	6,437,189	0.9%	14.5%
Net equity	1,879,396	1,786,789	1,941,579	8.7%	3.3%

Quarterly income statement
Net earned premiums	410,598	445,994	459,797	3.1%	12.0%
Net claims	232,274	266,477	263,924	-1.0%	13.6%
Net fees	102,266	96,361	105,481	9.5%	3.1%
Net underwriting expenses	13,357	-6,713	17,764	-364.6%	33.0%
Underwriting result before Medical services	62,700	89,869	72,629	-19.2%	15.8%

Net financial income	84,836	75,453	99,235	31.5%	17.0%

Operating expenses	88,734	109,061	103,244	-5.3%	16.4%

Other income	5,386	20,149	12,197	-39.5%	126.5%
Traslations results	4,177	4,416	-3,331	-175.4%	-179.7%
Gain (loss) from Grupo Pacífico and Banmédica agreement	146,819	-2,853	3,537	-224.0%	-97.6%
Income tax	44,615	15,190	12,666	-16.6%	-71.6%

Income before minority interest	170,568	62,784	68,357	8.9%	-59.9%
Non-controlling interest	6,925	5,941	7,747	30.4%	11.9%

Net income	163,643	56,842	60,610	6.6%	-63.0%

Ratios
Ceded	13.5%	17.3%	16.6%	-70 bps	310 bps
Loss ratio(2)	56.6%	59.7%	57.4%	-230 bps	80 bps
Fees + underwriting expenses, net / net earned premiums	28.2%	20.1%	26.8%	670 bps	-140 bps
Underwriting results / net earned premiums	15.3%	20.2%	15.8%	-440 bps	50 bps
Operating expenses / net earned premiums	21.6%	24.5%	22.5%	-200 bps	90 bps
ROAE (3)(4)	12.8%	13.4%	13.0%	-40 bps	20 bps
Return on written premiums	25.6%	8.0%	8.6%	60 bps	-1700 bps
Combined ratio of P&C(5)	92.4%	86.5%	90.7%	420 bps	-170 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Includes unrealized gains.

(3) Net claims / Net earned premiums.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the joint venture with Banmedica (to participate as equal partners, 50/50). This partnership includes:

i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;
ii)	corporate health insurance for payroll employees; and
iii)	medical services.

58

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(Soles in thousands)

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY
Results
Net earned premiums	199,498	208,414	213,448	2.4%	7.0%
Net claims	-166,510	-179,012	-176,321	-1.5%	5.9%
Net fees	-9,376	-8,649	-9,974	15.3%	6.4%
Net underwriting expenses	-3,035	-2,684	-3,403	26.8%	12.1%
Underwriting result	20,577	18,069	23,751	31.4%	15.4%

Net financial income	840	1,461	1,158	-20.8%	37.7%
Operating expenses	-15,242	-16,565	-16,815	1.5%	10.3%
Other income	487	3,367	478	-85.8%	-1.9%
Traslations results	111	419	-150	-135.9%	-235.3%
Income tax	-3,156	-1,481	-2,717	83.4%	-13.9%

Net income before Medical services	3,618	5,269	5,704	8.3%	57.6%

Net income of Medical services	6,459	11,805	9,372	-20.6%	45.1%

Net income	10,077	17,074	15,076	-11.7%	49.6%

59

11.7	Prima AFP

Main financial indicators	Quarter			% change
S/. 000	1Q15	4Q15	1Q16	QoQ	YoY
Total assets	971,211	880,844	860,244	-2.3%	-11.4%
Total liabilities	509,675	296,039	396,046	33.8%	-22.3%
Net equity	461,536	584,805	464,198	-20.6%	0.6%
Fee income	99,837	97,565	100,929	3.4%	1.1%
Administrative and sale expenses	(38,139)	(37,360)	(40,389)	8.1%	5.9%
Depreciation and amortization	(4,880)	(4,854)	(4,992)	2.8%	2.3%
Operating income	56,818	55,351	55,548	0.4%	-2.2%
Other income and expenses, net	640	(1,112)	924	-183.1%	44.4%
Income tax	(17,076)	(16,484)	(16,165)	-1.9%	-5.3%
Net income before translation results	40,382	37,756	40,308	6.8%	-0.2%
Translations results	(95)	629	(538)	-185.6%	463.9%
Net income	40,287	38,385	39,770	3.6%	-1.3%
ROAE (1)	30.5%	27.5%	30.3%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Dic 15	% share	Mar 16	% share
Fund 1	5,122	13.0%	5,379	13.4%
Fund 2	26,750	68.0%	27,448	68.5%
Fund 3	7,473	19.0%	7,259	18.1%
Total S/. Millions	39,345	100%	40,086	100%

Nominal profitability over the last 12 months

	Dec 15 / Dec 14	Mar 16 / Mar 15
Fund 1	4.3%	3.9%
Fund 2	4.9%	3.0%
Fund 3	1.3%	-1.5%

AFP commissions

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	1.19%	Applied to the affiliates' monthly remuneration since February 2015, before it was 1.51%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	4Q15	4Q15	4Q15	1Q16	1Q16	1Q16
Affiliates	1,454,766	5,963,069	24.4%	1,455,599	6,033,932	24.1%
New affiliations (1)	1	67,664	0.0%	0	80,060	0%
Funds under management (S/. Millions)	39,345	124,093	31.7%	40,086	125,912	31.8%
Collections (S/. Millions) (1)	719	2,258	31.8%	716	2,256	31.7%
Voluntary contributions (S/. Millions)	256	602	42.5%	245	574	42.6%
RAM (S/. Millions) (2)	2,098	6,630	31.6%	2,100	6,686	31.4%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's new affiliations correspond to fishing workers.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

60

11.8	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	4,928,093	3,821,611	3,850,170	0.7%	-21.9%
Interest bearing	21,839,400	28,650,927	28,342,439	-1.1%	29.8%
Total cash and due from banks	26,767,493	32,472,538	32,192,609	-0.9%	20.3%

Trading securities, net	2,847,236	2,673,424	3,491,092	30.6%	22.6%

Loans	81,620,723	90,328,499	91,501,079	1.3%	12.1%
Current	79,512,894	88,017,645	89,025,553	1.1%	12.0%
Internal overdue loans	2,107,829	2,310,854	2,475,526	7.1%	17.4%
Less - allowance for loan losses	(3,466,341)	(3,840,337)	(3,944,456)	2.7%	13.8%
Loans, net	78,154,382	86,488,162	87,556,623	1.2%	12.0%

Investments securities available for sale	17,905,751	18,868,752	20,837,924	10.4%	16.4%
Investments held to maturity	2,640,261	3,582,129	4,003,646	11.8%	51.6%
Reinsurance assets	455,668	457,189	412,175	-9.8%	-9.5%
Premiums and other policyholder receivables	622,377	648,017	600,355	-7.4%	-3.5%
Property, furniture and equipment, net	1,904,196	1,846,571	1,797,179	-2.7%	-5.6%
Due from customers on acceptances	169,480	222,496	321,829	44.6%	89.9%
Investments in associates (1)	559,867	630,739	610,525	-3.2%	9.0%
Other assets (2)	8,837,181	7,811,702	7,985,842	2.2%	-9.6%

Total assets	140,863,892	155,701,719	159,809,799	2.6%	13.4%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	21,498,770	24,311,350	24,712,319	1.6%	14.9%
Interest bearing	57,644,133	66,281,952	68,046,115	2.7%	18.0%
Total deposits and obligations	79,142,903	90,593,302	92,758,434	2.4%	17.2%

BCRP instruments	7,956,780	10,612,840	11,181,320	5.4%	40.5%
Due to banks and correspondents	9,936,209	8,387,517	8,688,933	3.6%	-12.6%
Bonds and subordinated debt	15,560,444	16,305,819	15,295,655	-6.2%	-1.7%
Acceptances outstanding	169,480	222,496	321,829	44.6%	89.9%
Reserves for property and casualty claims	800,687	879,383	884,601	0.6%	10.5%
Reserve for unearned premiums	4,813,537	5,482,244	5,541,371	1.1%	15.1%
Reinsurance payable	329,464	349,354	381,228	9.1%	15.7%
Other liabilities (3)	7,345,728	6,139,012	7,543,338	22.9%	2.7%
Total liabilities	126,055,232	138,971,967	142,596,709	2.6%	13.1%

Net equity	14,207,531	16,128,015	16,613,237	3.0%	16.9%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,671)	(208,978)	(209,050)	0.0%	-0.3%
Capital surplus	259,859	284,171	282,673	-0.5%	8.8%
Reserves	11,133,305	11,222,405	13,551,710	20.8%	21.7%
Unrealized gains or losses	853,673	421,968	756,608	79.3%	-11.4%
Retained earnings	851,372	3,089,456	912,303	-70.5%	7.2%

Non-controlling interest	601,129	601,737	599,853	-0.3%	-0.2%

Total equity	14,808,660	16,729,752	17,213,090	2.9%	16.2%

Total liabilities and total equity	140,863,892	155,701,719	159,809,799	2.6%	13.4%

Off balance sheet	61,809,100	71,458,336	68,121,131	-4.7%	10.2%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Mainly, includes other payable accounts.

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CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change
	1Q15	4Q15	1Q16	QoQ	YoY

Interest income and expense
Interest and dividend income	2,377,217	2,670,243	2,655,677	-0.5%	11.7%
Interest expense	(591,854)	(694,803)	(708,987)	2.0%	19.8%
Net interest income	1,785,363	1,975,440	1,946,690	-1.5%	9.0%

Net provisions for loan losses	(502,136)	(502,574)	(453,237)	-9.8%	-9.7%

Non-financial income
Fee income	643,627	687,164	680,962	-0.9%	5.8%
Net gain on foreign exchange transactions	200,446	207,165	165,143	-20.3%	-17.6%
Net gain on sales of securities	24,886	(16,816)	5,453	-132.4%	-78.1%
Net gain from subsidiaries (1)	146,818	(2,853)	3,537	-224.0%	-97.6%
Other non-financial fincome	41,652	73,894	62,487	-15.4%	50.0%
Total non financial income, net	1,057,428	948,554	917,582	-3.3%	-13.2%

Insurance premiums and claims
Net premiums earned	404,496	436,161	453,237	3.9%	12.0%
Net claims incurred	(232,275)	(278,354)	(263,923)	-5.2%	13.6%
Acquisition cost	(75,970)	(23,415)	(70,380)	200.6%	-7.4%
Total insurance services technical result	96,251	134,392	118,934	-11.5%	23.6%

Operating expenses
Salaries and employees benefits	(715,195)	(740,924)	(735,970)	-0.7%	2.9%
Administrative, general and tax expenses	(431,167)	(586,487)	(453,686)	-22.6%	5.2%
Depreciation and amortization	(108,393)	(115,944)	(111,770)	-3.6%	3.1%
Other expenses	(41,115)	(114,788)	(47,033)	-59.0%	14.4%
Total expenses	(1,295,870)	(1,558,143)	(1,348,459)	-13.5%	4.1%

Operating income	1,141,036	997,669	1,181,510	18.4%	3.5%

Translation result	1,566	32,733	(37,125)	-213.4%	-2470.7%
Income taxes	(309,431)	(297,398)	(324,804)	9.2%	5.0%

Net income	833,171	733,004	819,581	11.8%	-1.6%
Non-controlling interest	28,436	1,872	23,950	1179.4%	-15.8%
Net income attributed to Credicorp	804,735	731,132	795,631	8.8%	-1.1%

(1) Includes the joint venture between Grupo Pacifico and Banmedica.

62

11.9	Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized net interest income/ Average* interest earning assets

Net Interest Margin on loans (NIM on loans)	[Interest on loans–(Interest expense x (Average* total loans /Average interest earning assets))] x 4/Average total loans

Funding cost	Annualized interest expense / Average* of total liabilities

Return on average assets (ROAA)	Annualized net income / Average* assets

Return on average equity (ROAE)	Annualized net income / Average* net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Total loans

Non – performing loans ratio (NPL ratio)	Non-performing loans / Total loans

Coverage ratio of internal overdue loans	Allowance for loan losses / Internal overdue loans

Coverage ratio of non – performing loans	Allowance for loan losses / Non-performing loans

Cost of risk	Annualized net provisions for loan losses / Total loans

Net provisions for loan losses / Net interest income

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net premiums earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / Average* total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk-weighted assets

Tier 1 ratio	Tier 1 / Risk-weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability) + retained earnings + unrealized gains.

(1) Averages are determined as the average of period-beginning and period-ending balances.

63

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6th, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative